09012776

FSI International

2009 Proxy and Annual Report

December 9, 2009

To Our Shareholders

FSI International's fiscal 2009 goals were to place our new FSI ORION® system at several customers, increase ZETA® ViPR™ product market share, extend ANTARES® systems application into the memory market and optimize organizational performance. What was unknown at the time was that we would also have to navigate our way through a dramatic downturn in the economy which severely impacted our customers' investment levels, representing the worst business conditions seen in the semiconductor equipment industry in decades. The unprecedented industry decline caused several of our customers and competitors to go out of business or become consolidated with other companies.

Economic conditions aside, we focused our efforts on what we could control and the result was that we achieved a lion's share of our goals. We gained market acceptance of our FSI ORION single wafer cleaning system for both 45nm and 32nm back-end-of-line low oxygen applications with a major United States-based semiconductor manufacturer who, through technology, joint development and license arrangements, has an influence over several global alliance partners. In addition, we delivered an ORION system to a major Korean device producer for front-end-of-line application qualification that included our patented VIPR technology. In October 2009 we received an ORION system follow-on order from the U.S. manufacturer for use in 32nm production and 22nm development, validating the unique attributes of this product.

During the year, we expanded our market share for the ZETA batch cleaning system. We placed systems at several new customers, and existing customers expanded the number of applications and manufacturing lines that utilize the VIPR technology in production at leading DRAM and NAND memory producers. Unfortunately, we were unsuccessful in placing ANTARES® systems at memory producers at their current manufacturing nodes but continue to receive follow-on orders from logic customers and remain optimistic that future memory production technology advancements will benefit from our ANTARES cryokinetic cleaning technology. We believe we made progress in expanding our global market share, especially in the critically important Asian memory segment.

Actions we took during fiscal 2009 should improve our earnings leverage going forward. With the completion of the ORION platform development, we concluded a multi-year initiative to develop batch and single wafer cleaning products that can perform virtually all surface conditioning process steps required to manufacture semiconductor devices used in consumer and industrial microelectronics products. Also, through several cost reduction actions, we significantly reduced our quarterly operating expense run rate and lowered our breakeven revenue level. Through effective cash management, including a $6.0 million reduction in inventory during the year, and our rapid response to weakening industry conditions we ended fiscal 2009 with $12 million in cash and no debt.

Financial Results

Sales decreased to $50 million in fiscal 2009, as compared to $78 million for the prior year with declines occurring in all product categories. Sales of spare parts and services declined from $27 million in fiscal 2008 to $18 million in fiscal 2009. Geographically, sales to customers in all regions, except Korea, declined with the most dramatic decrease occurring in Europe.

Our fiscal 2009 net loss was $17.6 million, or $0.57 per share, as compared to a net loss of $13.6 million, or $0.45 per share, in the prior year. The fiscal 2009 loss included $3.8 million, or $0.12 per share, of severance, other restructuring cost and increased reserves, primarily related to inventory. The fiscal 2008 loss included $4.6 million, or $0.15 per share, of severance, other restructuring cost and increased reserves.

Orders for the year were $51 million, as compared to $70 million in fiscal 2008. The year-over-year decline occurred in all geographic regions except Korea, reflecting continued share gains in this important region. International customers accounted for 64 percent of 2009 orders as compared to 72 percent in fiscal 2008. We ended fiscal 2009 with $11 million in backlog and deferred revenue.

Total fiscal 2009 operating expenses including selling, general and administrative and research and development expenses, were reduced 29 percent to $34.2 million, from $48.0 million in the prior year comparable period. The reduction reflects a 38 percent reduction in headcount during the fiscal year, the consolidation of our European and United States sales and service organizations, salary reductions and the transfer of a portion of our Allen, Texas operations to Chaska, Minnesota. At the end of the fiscal year, we renegotiated our Allen facility lease, thereby reducing our lease costs going forward.

Our cash, cash equivalents, restricted cash and marketable securities were $12 million at the end of fiscal 2009. At year end the Company had $29 million in working capital, a current ratio of 3.3 to 1.0, no debt and a book value of $1.60 per share.

Looking Forward

As we start a new fiscal year, with products that offer customers a broad range of applications capabilities, a streamlined operation that has significant profit leverage and a growing list of customers in the markets we serve, our top priority is to accelerate the revenue growth of the Company.* Specifically in fiscal 2010, we are focused on returning to profitability by expanding the FSI ORION and ZETA product customers and applications base, improving our operating margins through several efficiency initiatives and expanding our working capital while funding the programs that provide the most significant opportunity for near-term and long-term revenue growth.*

Finally, I would like to thank our customers for their confidence, our employees for their dedication, and our shareholders, for your continued support.

Sincerely,

Donald S. Mitchell
Chairman
Chief Executive Officer

FSI INTERNATIONAL, INC.
3455 Lyman Boulevard
Chaska, Minnesota 55318-3052
952-448-5440

December 9, 2009

Dear Shareholder:

You are cordially invited to attend the 2010 Annual Meeting of Shareholders to be held at the offices of FSI International, Inc. at 3455 Lyman Boulevard, Chaska, Minnesota, commencing at 3:30 p.m., Central Time, on Wednesday, January 20, 2010.

The Secretary's Notice of Annual Meeting of Shareholders and the proxy statement which follow describe the matters on which action will be taken. During the meeting we will also review the activities of the past year and items of general interest about FSI.

Please review the proxy materials carefully and use this opportunity to take part in the affairs of FSI by voting on the items to be considered at this meeting.

All shareholders are cordially invited to attend the meeting in person. However, to assure your representation at the meeting, we urge you to vote either online by following the instructions in the Notice Regarding the Availability of Proxy Materials mailed to you or, if you requested a paper copy of the proxy materials, by completing and returning the enclosed proxy in the accompanying envelope. If you attend the meeting, you may vote in person even if you have previously returned a proxy to us either online or by mail.

Sincerely,

Donald S. Mitchell
Chairman
Chief Executive Officer

FSI INTERNATIONAL, INC.

Notice of Annual Meeting of Shareholders
to be held on January 20, 2010

To Our Shareholders:

The 2010 Annual Meeting of Shareholders of FSI International, Inc. will be held at our offices in Chaska, Minnesota on Wednesday, January 20, 2010, at 3:30 p.m., Central Time, for the following purposes:

1. To elect one Class II director to serve for the ensuing three years until the expiration of his term in 2013, or until his successor is duly elected and qualified.

2. To approve an amendment to the FSI International, Inc. 2008 Omnibus Stock Plan to increase the aggregate number of shares of our common stock reserved for issuance under the plan by 500,000.

3. To approve an amendment to our Employees Stock Purchase Plan to increase the aggregate number of shares of our common stock reserved for issuance under the plan by 1,000,000.

4. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending August 28, 2010.

5. To transact such other business as may properly come before the meeting.

Our board of directors has fixed November 23, 2009 as the record date for the meeting, and only shareholders of record at the close of business on that date are entitled to receive notice of and vote at the meeting.

By Order of the Board of Directors

Benno G. Sand

Benno G. Sand
Executive Vice President
Business Development, Investor Relations
and Secretary

Chaska, Minnesota
December 9, 2009

FSI INTERNATIONAL, INC.

PROXY STATEMENT FOR 2010

ANNUAL MEETING OF SHAREHOLDERS

INFORMATION CONCERNING SOLICITATION AND VOTING

General Information

This proxy statement and the related proxy are being furnished in connection with the solicitation by the board of directors of FSI International, Inc. ("we" or "us" or "Company" or "FSI"), a Minnesota corporation, of proxies for use in connection with the 2010 Annual Meeting of Shareholders to be held on Wednesday, January 20, 2010, and any adjournment of the meeting, for the purposes described below as well as in the Notice Regarding the Availability of Proxy Materials and the Notice of Annual Meeting of Shareholders. The meeting will be held at our offices at 3455 Lyman Boulevard, Chaska, Minnesota beginning at 3:30 p.m. Central Time. A form of photo identification and, if not a record holder, proof of ownership of FSI common stock (such as a recent brokerage statement or letter from your broker) are requested for admission to the 2010 annual meeting.

So far as our board and management are aware, no matters other than those described in this proxy statement will be acted upon at the meeting. If, however, any other matters properly come before the meeting, it is the intention of the persons named in the proxy to vote the same in accordance with their judgment on such matters.

The address of our principal executive office is 3455 Lyman Boulevard, Chaska, Minnesota 55318-3052 and our telephone number is 952.448.5440. The mailing of the Notice Regarding the Availability of Proxy Materials will commence on or about December 9, 2009, and the related proxy materials will be available on line at http://www.yearlyproxy.com/2009proxyar.pdf as of the same date. Please refer to the Notice Regarding the Availability of Proxy Materials for additional information, including the required control number, regarding online access to the proxy materials.

"Householding" of Documents

We are sending only one copy of the Notice Regarding the Availability of Proxy Materials to eligible shareholders who share a single address unless we received instructions to the contrary from any shareholder at that address. This practice, known as "householding," is designed to reduce our printing and postage costs. If a registered shareholder residing at an address with other registered shareholders wishes to receive a separate Notice Regarding the Availability of Proxy Materials now or in the future, he or she may contact Benno G. Sand, our Secretary, at telephone number 952.448.8936, or by mail to the address in the above paragraph. You can also request delivery of single copies of our documents if you are receiving multiple copies by contacting Mr. Sand by email at: benno.sand@fsi-intl.com.

Solicitation of Proxies

We will pay the cost of soliciting proxies. We may reimburse brokerage firms and custodians, nominees and other record holders for forwarding soliciting materials to the beneficial owners of our common stock. In addition to solicitation by the use of the mails and of the Internet, our directors, officers and employees may solicit proxies by telephone, personal contact or special letter without additional compensation to them.

Record Date and Outstanding Voting Securities

Only shareholders of record at the close of business on November 23, 2009 are entitled to vote at the meeting. On the record date, 31,636,375 shares of our common stock, our only authorized and issued voting security, were outstanding. Each shareholder is entitled to one vote for each share held and is not entitled to cumulate votes for the election of directors.

Proxies voted online or by mail, if a paper copy of the proxy materials has been requested, will, unless otherwise specified, be voted for the nominee listed in Proposal 1 and for Proposals 2, 3 and 4 on the proxy and voted in the discretion of the proxy holders as to any other matter that properly comes before the meeting. Proxies voted by mail must be properly signed and duly returned to us in order for the designated proxy to vote on all matters to come before the meeting.

You may view this year's proxy materials, including our annual report to shareholders, at http://www.yearlyproxy.com/2009proxyar.pdf.

Any shareholder who holds shares of our common stock in an account at a brokerage firm, bank or similar organization will receive a Notice Regarding the Availability of Proxy Material by mail from the organization holding the shareholder's account. The Notice contains instructions on how these shareholders can access our proxy material and vote their shares over the Internet. These shareholders will not receive proxy material by mail unless they specifically request that printed copies of the proxy material be sent to them. The Notice tells these shareholders how to request printed or e-mail copies of our proxy material.

If at the close of business on November 23, 2009 your shares were registered directly in your name with our transfer agent, Computershare Investor Services, LLC, then you are a shareholder of record.

Requesting Paper Copies and Voting by Mail

Pursuant to the Securities and Exchange Commission rules related to the availability of proxy materials, we have chosen to make our proxy statement and related materials, including our annual report to shareholders, available online and, as permitted by the rules, we will only provide paper copies of these materials upon request. To request a paper copy of the proxy materials free of charge, including our annual report to shareholders, please follow the instructions contained in the Notice Regarding the Availability of Proxy Materials mailed to you. To vote by mail, you must request paper copies of the proxy materials as instructed above, mark your selections on the proxy card mailed to you, date and sign your name exactly as it appears on your proxy card, and mail the proxy card in the accompanying postage-paid envelope.

Electronic Voting

If you are a shareholder of record you may vote online by following the instructions in the Notice Regarding the Availability of Proxy Materials previously mailed to you. Electronic voting is available 24 hours a day until 11:59 p.m., Eastern Time, on January 19, 2010.

Electronic Enrollment

If you are a shareholder through a broker or bank, you can enroll to receive notice of future meetings via email at www.proxyvote.com.

Voting Requirement

A shareholder voting through a proxy who abstains with respect to any matter is considered to be present and entitled to vote on that matter at the meeting, and is in effect a negative vote, but a shareholder (including a broker) who does not give authority to a proxy to vote, or withholds authority to vote, on any matter shall not be considered present and entitled to vote on that matter.

Votes cast by proxy or in person at the annual meeting will be tabulated by the inspector of elections. The inspector will also determine whether or not a quorum is present. In general, under Minnesota law, a quorum consists of a majority of the shares entitled to vote which are present or represented by proxy at the meeting. A nominee for director will be elected to the board if the nominee receives a plurality vote of the shares present or represented and entitled to vote at the meeting.

All other matters submitted for shareholder approval at this Annual Meeting will be decided by the affirmative vote of the greater of (1) a majority of shares present in person or represented by proxy and entitled to vote on each matter, or (2) a majority of the minimum number of shares entitled to vote that would constitute a quorum for the transaction of business at the meeting. Abstentions with respect to any such matter are treated as shares present or represented and entitled to vote on that matter and have the same effect as negative votes. If shares are not voted by the person or institution that is the record holder of the shares, or if shares are not voted in other circumstances in which proxy authority is effective or has been withheld with respect to any matter, these non-voted shares are deemed not to be present or represented for purposes of determining whether shareholder approval of that matter has been obtained.

If a shareholder does not give instructions to its broker as to how to vote the shares, the broker has authority under New York Stock Exchange rules to vote those shares for or against only "routine" proposals, such as the ratification of KPMG LLP as our independent registered public accounting firm. Brokers cannot vote on their customers' behalf on "non-routine" proposals, such as the election of directors and the approval of an equity compensation plan (or any amendment to such a plan). These rules apply to us even though the shares of our common stock are traded on the NASDAQ Global Select Market. If a broker votes shares that are unvoted by its customers for or against a "routine" proposal, these shares are counted for the purpose of establishing a quorum and also will be counted for the purpose of determining the outcome of "routine" proposals. If a broker does not receive voting instructions as to a non-routine proposal, or chooses to leave shares unvoted on a routine proposal, a "broker non-vote" occurs and those shares will be counted for the purpose of establishing a quorum, but not for determining the outcome of those proposals. Shares that are subject to broker non-votes are considered not entitled to vote on the particular proposal, and effectively reduce the number of shares needed to approve that proposal.

If you are not planning to attend the Annual Meeting and vote your shares in person, your shares of common stock cannot be voted until you vote online by following the instructions in the Notice Regarding the Availability of Proxy Materials or a signed proxy is returned to the Company.

Revocability of Proxies

A shareholder executing a proxy retains the right to revoke it at any time before it is exercised by providing notice in writing to any of our officers of termination of the proxy's authority or by submitting a subsequent proxy by Internet or mail, if we have mailed a proxy to you (provided that such new proxy is received in a timely manner). A shareholder's most current proxy card or Internet proxy will be the one that is voted.

(This space has been left blank intentionally.)

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table lists, as of November 23, 2009 (unless otherwise indicated below), certain information regarding the beneficial ownership of our common stock by (i) each person or entity known by us to own beneficially more than five percent of our outstanding common stock, (ii) each director, (iii) each nominee for director, (iv) each executive officer named in the Summary Compensation Table in this proxy statement (the "Named Executive Officers"), and (v) all of the directors, director-nominees and Named Executive Officers ("NEOs") as a group. Except as otherwise noted below, each listed beneficial owner has sole voting and investment power with respect to such shares.

Name of Person or Identity of Group	Number of Shares Beneficially Owned**	Percent of Shares Beneficially Owned**
AWM Investment Co., Inc. Suite 2600, 527 Madison Avenue New York, NY 10022-4358	3,574,546 [1]	11.3%
Dimensional Fund Advisors, Inc. 1299 Ocean Avenue Santa Monica, CA 90401-1005	2,094,283 [2]	6.6%
State of Wisconsin Investment Board 121 East Wilson Street Madison, WI 53707-3474	1,874,296 [3]	5.9%
James A. Bernards	82,500 [4]	*
John C. Ely	327,739 [4, 5]	1.0%
Terrence W. Glarner	78,156 [4]	*
Patricia M. Hollister	248,065 [4]	*
Willem D. Maris	112,500 [4]	*
Donald S. Mitchell	599,830 [4,6]	1.9%
Benno G. Sand	358,187 [4,7]	1.1%
David V. Smith	50,000 [4]	*
All directors, director-nominees and Named Executive Officers as a group (8 persons)	1,856,977 [4]	5.6%

* Less than one percent.

** Beneficial ownership is determined in accordance with the rules of the SEC that generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities and includes shares of common stock issuable pursuant to the exercise of stock options that are immediately exercisable or exercisable within 60 days. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage ownership calculations are based on 31,636,375 shares of common stock outstanding as of November 23, 2009.

1 Based on Amendment No. 1 to Schedule 13G filed with the SEC on February 13, 2009.

2 Based on Amendment No. 7 to Schedule 13G filed with the SEC on February 9, 2009.

3 Based on Amendment No. 12 to Schedule 13G filed with the SEC on November 9, 2009.

4 Includes the following shares that may be purchased pursuant to stock options that are exercisable within 60 days of November 23, 2009: Mr. Bernards, 65,000; Mr. Ely, 307,183; Mr. Glarner, 72,500; Ms. Hollister, 239,016; Mr. Maris, 87,500; Mr. Mitchell, 533,215; Mr. Sand, 290,316; and Mr. Smith, 50,000; and all directors, director-nominees and Named Executive Officers as a group, 1,644,730.

5 Includes 20,556 shares in which Mr. Ely shares voting and investment power with his spouse.

6 Includes 17,500 shares in which Mr. Mitchell shares voting and investment power with his spouse.

7 Includes 43,615 shares in which Mr. Sand shares voting and investment power with his spouse.

ELECTION OF DIRECTORS
(Proposal 1)

The Nominee and Directors

Our Articles of Incorporation, as amended, provide that the board be divided into three classes of directors of as nearly equal size as possible. The members of each class are elected to serve a three-year term, and the terms are staggered. Willem D. Maris is a Class II director with a term expiring at the 2010 Annual Meeting of Shareholders. Terrence W. Glarner and David V. Smith are Class III directors with terms expiring at the 2011 Annual Meeting of Shareholders. James A. Bernards and Donald S. Mitchell are Class I directors with terms expiring at the 2012 Annual Meeting of Shareholders. The board will continue to have a vacancy after the 2010 Annual Meeting of Shareholders and will continue its search for a qualified director candidate to fill such vacancy.

The board, including all of the independent directors, acting upon the recommendation of the Corporate Governance and Nomination Committee, has nominated Mr. Maris for re-election as a Class II director. Mr. Maris has indicated a willingness to serve as a director if elected. In case Mr. Maris is not a candidate for any reason, the proxies named in the enclosed form of proxy may vote for a substitute nominee in their discretion, unless an instruction to the contrary is indicated on the proxy. We have no reason to believe that Mr. Maris will be unable to serve as a director if elected.

The proxy will be voted in favor of the election of the nominee, unless the shareholder giving the proxy indicates to the contrary on the proxy.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE DIRECTOR-NOMINEE

Certain information concerning the nominee and other directors follows:

Nominee for Election at the 2010 Shareholders' Meeting as Class II Director

Willem D. Maris, age 70, has served as a director of FSI since January 2001. He is the prior Chairman of the Board of Management, President and Chief Executive Officer of ASM Lithography ("ASML"), a Netherlands company. Mr. Maris retired from ASML in December 1999 after serving as Chairman of the Board of Management, President and Chief Executive Officer since 1990. He is currently a member of the board of directors of Photronics, Inc. and is the Chairman of the Supervisory Board of BE Semiconductor Industries N.V.

Class III Directors Whose Terms Continue Until the 2011 Shareholders' Meeting

Terrence W. Glarner, age 66, has served as a director of FSI since October 1988. Since February 1993, Mr. Glarner has been President of West Concord Ventures, Inc., a venture capital company. From 1982 to February 1993, Mr. Glarner was President of North Star Ventures, Inc. and North Star Ventures II, Inc., two venture capital funds. Mr. Glarner is also a director of Aetrium, Inc. and NVE Corporation.

David V. Smith, age 65, has served as a director of FSI since December 2005. From January 2006 to April 2008, when the company was sold, Mr. Smith was President, Chief Executive Officer and Director of GlobiTech Holding Company, a privately-held epitaxial services company based in Sherman, Texas. Mr. Smith retired as the President of TECH Semiconductor Singapore Pte. Ltd. ("TECH Semiconductor") in June 2002. TECH Semiconductor is a joint venture DRAM memory chip manufacturing company formed by Texas Instruments, the Economic Development Board of Singapore, Canon and Hewlett-Packard. Prior to joining TECH Semiconductor, Mr. Smith served in a variety of positions with Texas Instruments, including the Managing Director of Texas Instruments Singapore and the Deputy Worldwide Memory Operations Manager of Texas Instruments Malaysia, Bipolar Operations Manager of Texas Instruments Malaysia and Discrete Operations Manager. Mr. Smith was Texas Instruments' Korea's Manager from 1978 to 1980.

Class I Directors Whose Terms Continue Until the 2012 Shareholders' Meeting

James A. Bernards, age 63, has served as a director of FSI since July 1981. Since June 1993, Mr. Bernards has been President of Facilitation, Inc., which provides business and financial consulting services. Mr. Bernards was President of the accounting firm of Stirtz, Bernards & Company from May 1981 to June 1993. Since 1986, Mr. Bernards has been President of Brightstone Capital, Ltd., a venture capital fund manager.

Donald S. Mitchell, age 54, was named President and Chief Executive Officer of FSI in December 1999, appointed a director in March 2000 and became Chairman of the board on January 23, 2002. From its formation in 1998 until December 1999, he was President of Air Products Electronic Chemicals, Inc., a division of Pennsylvania-based Air Products and Chemicals, Inc. From 1991 to 1998, he served as President of Schumacher, Inc., a leading global chemical equipment and services supplier to the semiconductor industry. Mr. Mitchell served as the 1999-2000 Chairman of the Board of Directors of Semiconductor Equipment and Materials International ("SEMI"), a leading global industry trade association.

None of the directors or the nominee is related to one another or to any of our executive officers. The board has determined that each of Messrs. Bernards, Glarner, Maris and Smith is independent as that term is defined under the NASDAQ Global Select Market listing standards.

Information Concerning the Board of Directors

The board met five times and adopted resolutions by written action one time in fiscal 2009. The board has an Audit and Finance Committee, a Compensation Committee, and a Corporate Governance and Nomination Committee.

The Audit and Finance Committee, consisting of Messrs. Bernards, Glarner and Maris, met seven times and adopted resolutions by written action two times in fiscal 2009. The purpose of the Audit and Finance Committee is to oversee our accounting and financial reporting processes and the audits of our financial statements. The primary duties and responsibilities of the Audit and Finance Committee include selecting and evaluating our independent auditors and monitoring their independence; reviewing our financial reporting and disclosure matters; and overseeing certain compliance and regulatory matters.

Our board of directors has determined that at least one member of our Audit and Finance Committee, James A. Bernards, is an "audit committee financial expert," as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the Securities and Exchange Commission in furtherance of Section 407. Each member of the Audit and Finance Committee is independent as that term is defined under the NASDAQ Global Select Market listing standards, Section 301 of the Sarbanes-Oxley Act of 2002 and the rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002. The Audit and Finance Committee operates under a written charter adopted by the board of directors. A copy of the Audit and Finance Committee Charter, as amended to date, can be found on our website at www.fsi-intl.com.

The Compensation Committee, consisting of Messrs. Bernards and Glarner, met five times and adopted resolutions by written action two times in fiscal 2009. Each member of the Compensation Committee is independent as that term is defined under the NASDAQ Global Select Market listing standards. The Compensation Committee's functions include: reviewing and reporting to the board on the programs for developing senior management personnel; approving and reporting to the board the executive compensation plans and the compensation (including incentive awards) of certain executives; and reviewing and approving our incentive plans. The Compensation Committee also grants or makes recommendations to the board concerning employee stock options and oversees our 1997 Omnibus Stock Plan, 2008 Omnibus Stock Plan and Employees Stock Purchase Plan. The Compensation Committee operates under a written charter adopted by the board of directors, a copy of which can be found on our website at www.fsi-intl.com.

The Corporate Governance and Nomination Committee, consisting of Messrs. Maris and Smith, met two times in fiscal 2009. Each member of the Corporate Governance and Nomination Committee is independent as that term is defined under the NASDAQ Global Select Market listing standards. Its functions include: evaluating and recommending qualified individuals to the board; reviewing the qualifications of individuals for election or re-election as members of the board; and reviewing the charters and membership of the board's committees and board membership guidelines. It also oversees matters of corporate governance, including evaluation of our board and board committee performance and evaluation of our corporate governance guidelines. The Corporate Governance and Nomination Committee will consider persons whom shareholders recommend as candidates for election as Company directors provided shareholders follow the procedures as set forth below in the "Director Nomination Process and Selection Criteria" section of this proxy statement. The Corporate Governance and Nomination Committee operates under a written charter adopted by the board of directors, a copy of which can be found on our website at www.fsi-intl.com.

Each committee reviews its charter annually in light of new corporate governance developments and may make additional recommendations to the Corporate Governance and Nomination Committee (if applicable) and the board for further revisions. During fiscal 2009, each of the directors attended all meetings of the board. During fiscal 2009, each of the directors attended all committee meetings on which he served with the exception of Mr. Maris who missed one committee meeting.

Director Compensation and Benefits

Before or at the beginning of each calendar year, our Compensation Committee reviews the total compensation paid to non-management directors. The purpose of the review is to ensure that the level of compensation is appropriate to attract and retain a diverse group of directors with the breadth of experience necessary to perform the board's duties, and to fairly compensate directors for their services. The Compensation Committee considers the time and effort required for service on the board and on a board committee, and reviews available board compensation survey information for comparably-sized public companies. As a result of weakening industry conditions, during fiscal 2009 the board agreed to participate in a ten percent reduction in quarterly retainer and board meeting and committee meeting attendance fees commencing in January 2009 and an additional five percent reduction in these fees commencing in April 2009.

For fiscal 2009, the components of compensation for our non-management directors were as follows:

	September 2008 – December 2008	January 2009 – March 2009	April 2009 – August 2009
Quarterly Retainer	$ 3,000	$ 2,700	$ 2,550
Fee for Attending Board Meeting	$ 1,000	$ 900	$ 850
Fee for Attending Committee Meeting[1]	$ 500	$ 450	$ 425
Stock Option Grants	New directors receive an initial grant of 20,000 stock options which become fully exercisable six months after the date of grant. Directors receive an annual grant of 7,500 stock options which become exercisable on January 1 after the date of grant.		
Reimbursement of Expenses	FSI reimburses directors for travel and other reasonable out-of-pocket expenses incurred as a director or member of a committee of the board.		

[1] If not held in connection with a board meeting.

The following table summarizes the compensation earned by our non-management directors during fiscal 2009.

Director Compensation For Fiscal 2009

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) [1] [2]	Total ($)
James A. Bernards	$22,575	$3,936	$26,511
Terrence W. Glarner	$21,525	$3,936	$25,461
Willem D. Maris	$20,625	$3,936	$24,561
David V. Smith	$19,200	$3,936	$23,136

[1] The amounts in this column reflect the expense (without any reduction for forfeiture assumptions related to service-based vesting conditions) recognized for financial statement purposes in fiscal 2009 in accordance with Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share Based Payment* ("SFAS 123R"), in connection with all outstanding stock option awards (including those granted before fiscal 2009) made to the respective directors under our 1997 Omnibus Stock Plan and the 2008 Omnibus Stock Plan. The assumptions used in calculating these amounts, and the grant date fair value shown in footnote 2 to this table of awards made in fiscal 2009, are set forth in Note 12, "Stock Options" to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended August 29, 2009.

[2] On January 21, 2009, FSI granted a stock option covering 7,500 shares to each of Messrs. Bernards, Glarner, Maris and Smith, at an exercise price of $0.37 per share, which was the closing sale price on January 21, 2009. The grant date fair value of each of these option awards was $1,693. As of August 29, 2009, the aggregate number of exercisable and non-exercisable option shares held by each non-employee director was as follows:

Name	Number of Shares Underlying Exercisable Options at 8/29/09	Number of Shares Underlying Unexercisable Options at 8/29/09
James A. Bernards	57,500	7,500
Terrence W. Glarner	65,000	7,500
Willem D. Maris	80,000	7,500
David V. Smith	42,500	7,500

Director Nomination Process and Selection Criteria

The Corporate Governance and Nomination Committee (the "Governance Committee") will consider properly submitted shareholder nominations for candidates for membership on our board of directors as described below. In evaluating such nominations, the Governance Committee seeks to achieve a balance of knowledge, experience and capability.

The Governance Committee will select nominees for directors pursuant to the following process:

- the identification of director candidates by the Governance Committee based upon suggestions from current directors and senior management and recommendations by shareholders;
- a review of the candidates' qualifications by the Governance Committee to determine which candidates best meet the board's required and desired criteria, as further described below;
- interviews of interested candidates, among those who best meet the desired criteria, by the chairman of the Governance Committee or the entire Governance Committee;
- a report to the board by the Governance Committee on the selection process; and
- formal nomination by the Governance Committee for inclusion in the slate of directors for the annual meeting of shareholders or appointment by the board to fill a vacancy during the intervals between shareholder meetings.

The Governance Committee will reassess the qualifications of a director, including the director's past contributions to the board and the director's attendance and contributions at board and committee meetings, prior to recommending a director for re-election to another term.

The Governance Committee will consider candidates recommended by shareholders in the same manner as candidates recommended by the Governance Committee, provided shareholders follow the procedures set forth below in submitting recommendations. Shareholders who wish to recommend candidates for consideration by the Governance Committee must do so by submitting a written recommendation to:

Corporate Secretary
FSI International, Inc.
3455 Lyman Boulevard
Chaska, Minnesota 55318-3052 USA

Recommendations must be sent by certified or registered mail and received by our Corporate Secretary by September 1 of each year, for consideration at the next Annual Meeting of Shareholders. Recommendations must include the following:

- shareholder's name, number of shares owned, length of period held, and proof of ownership.
- name, address, phone number and age of the candidate.
- a resume describing, among other things, the candidate's educational background, occupation, employment history, and material outside commitments (e.g., memberships on other boards and committees, charitable foundations, etc.).
- a supporting statement which describes the candidate's reasons for seeking election to the board and documents his or her ability to satisfy the director qualifications.
- the candidate's consent to a background investigation.
- the candidate's written consent to stand for election if nominated by the board and to serve if elected by the shareholders.
- any other information that will assist the Governance Committee in evaluating the candidate.

The Corporate Secretary will promptly forward these materials to the Governance Committee Chairman and the Chairman of the board. The Corporate Secretary will also maintain copies of these materials for two years after receipt for future reference by the Governance Committee when filling board positions.

The Governance Committee may contact recommended candidates to request additional information necessary for its evaluation or for disclosure under applicable rules of the Securities and Exchange Commission.

Alternatively, shareholders may directly nominate a person for election to our board by complying with the procedures set forth in our by-laws, any applicable rules and regulations of the Securities and Exchange Commission and any applicable laws.

Candidates for director nominees are reviewed in the context of the current composition of the board, our operating requirements and the long-term interests of our shareholders.

The Governance Committee will consider, at a minimum, the following factors in recommending to our board potential new board members, or the continued service of existing members in addition to other factors it deems appropriate based on the current needs and desires of the board:

- demonstrated character and integrity; an inquiring mind; experience at a strategy/policy setting level; sufficient time to devote to the affairs of the company; high-level managerial experience;
- whether the member/potential member is subject to a disqualifying factor, such as relationships with competitors, customers, suppliers, contractors, counselors or consultants, or recent previous employment with the Company;
- the member or potential member's independence;
- whether an existing member has reached retirement age or a term limit;
- whether the member/potential member assists in achieving a mix of board members that represents a diversity of background and experience, including the consideration of age, gender, international background, race and specialized industry experience;

- whether the member/potential member, by virtue of particular experience, technical expertise, or specialized skills, will add specific value as a board member; and
- any factors related to the ability and willingness of a new member to serve, or an existing member to continue his/her service.

In addition to the above factors, our board has also adopted certain board guidelines including a guideline (amended in 2009) that the Governance Committee may not recommend any person to serve as a director of the Company after such person has passed his or her 75th birthday.

Executive Sessions of Outside Directors

Our board has regularly scheduled, and used, time near the end of board meetings to meet without any Company management present.

Communications with Directors

You can contact our full board, our independent directors as a group or any of the directors by writing to our Corporate Secretary at 3455 Lyman Boulevard, Chaska, Minnesota 55318-3052 USA. All communications will be compiled by the Corporate Secretary and submitted to the addressees on a periodic basis.

Other Information

Three directors, Messrs. Bernards, Glarner and Mitchell, attended our annual shareholders meeting in January 2009. Additional information concerning the board, including committee charters and our Code of Business Conduct and Ethics applicable to our directors, employees and representatives, is available at www.fsi-intl.com.

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As of November 23, 2009, we owned approximately 20 percent of the outstanding capital stock of Apprecia Technology, Inc. (formerly m•FSI LTD) ("Apprecia Technology"), which distributes certain of our products in Japan. Mr. Benno G. Sand, Executive Vice President, Business Development and Investor Relations and Secretary, is a director of Apprecia Technology.

During the 2009 fiscal year, we sold approximately $2,015,992 of our products to Apprecia Technology. Sales to Apprecia Technology are made by us on commercially reasonable terms, as provided in our distribution agreement with Apprecia Technology.

The board has adopted a policy regarding transactions, other than sales in the normal course of business, between us and our affiliates, requiring that all such transactions be approved by a majority of the board and a majority of the disinterested non-employee directors and that all such transactions be for a bona fide business purpose and be entered into on terms at least as favorable to us as could be obtained from unaffiliated independent third parties.

Various policies and procedures of our Company, including our Code of Business Conduct and Ethics, our bylaws, the Company's Corporate Governance Guidelines and annual questionnaires completed by all of our directors and executive officers, require disclosure of and otherwise identify to the Company transactions or relationships that may constitute conflicts of interest or otherwise require disclosure under applicable Securities and Exchange Act rules as "related person transactions" between the Company or its subsidiaries and related persons. For these purposes, a related person is a director, executive officer, nominee for director, or 5% shareholder of the Company since the beginning of the last fiscal year and their immediate family members.

Although the Company's processes vary with the particular transaction or relationship, in accordance with our Code of Business Conduct and Ethics, directors, executive officers and other Company employees are directed to inform appropriate supervisory personnel as to the existence or potential existence of such a transaction or relationship. To the extent a related person is involved in the relationship or has a material interest in the transaction, the Company's Corporate Governance Guidelines provide that the Audit and Finance Committee is responsible for reviewing the transaction. The transaction or relationship will be evaluated by the Audit and Finance Committee, which will approve or ratify it if it is determined that the transaction or relationship is fair and in the best interests of the Company.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Section 16(a) of the Securities and Exchange Act of 1934 requires our directors, certain officers and persons who own more than 10 percent of a registered class of our equity securities, to file reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the Securities and Exchange Commission. These directors, officers and 10 percent shareholders are also required by the Securities and Exchange Commission's rules to furnish us with copies of all Section 16(a) reports they file.

Specific due dates for such reports have been established by the Securities and Exchange Commission and we are required to disclose in this proxy statement any failure to file reports by such dates during fiscal 2009. Based solely on our review of the copies of such reports received by us and written representations from certain reporting persons, we believe that during the fiscal year ended August 29, 2009, all Section 16(a) filing requirements applicable to our officers and directors and any 10 percent shareholders were complied with.

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REPORT OF THE AUDIT AND FINANCE COMMITTEE OF THE BOARD OF DIRECTORS

Membership and Role of the Audit and Finance Committee

The Audit and Finance Committee of the board is composed entirely of directors who are independent of management and free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of independent judgment as a committee member. The current members of the Audit and Finance Committee are Messrs. Bernards, Glarner and Maris. The purpose of the Audit and Finance Committee is to oversee our accounting and financial reporting processes and the audits of our financial statements. The primary duties and responsibilities of the Audit and Finance Committee include selecting and evaluating our independent auditors and monitoring their independence; reviewing our financial reporting and disclosure matters; and overseeing certain compliance and regulatory matters.

The Audit and Finance Committee operates under a written charter adopted by the board of directors, a copy of which can be found on our website at www.fsi-intl.com. The Audit and Finance Committee charter includes additional duties and responsibilities of the Audit and Finance Committee as required by the Sarbanes-Oxley Act of 2002, the rules promulgated by the Securities and Exchange Commission and the NASDAQ Global Select Market corporate governance rules.

Review of Our Audited Consolidated Financial Statements for the Fiscal Year Ended August 29, 2009

The Audit and Finance Committee has reviewed and discussed our audited consolidated financial statements for the fiscal year ended August 29, 2009 with management and with representatives of KPMG LLP, our independent registered public accountants. The Audit and Finance Committee has also discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 114 (The Auditors Communication With Those Charged With Governance).

The Audit and Finance Committee has received from its independent registered public accountants the written disclosures and the letter from KPMG LLP regarding KPMG LLP's independence as required by applicable requirements of the Public Accounting Oversight Board and discussed the independence of KPMG LLP with representatives of our independent registered public accountants.

Based on the Audit and Finance Committee's review and discussions noted above, the Audit and Finance Committee recommended that our audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended August 29, 2009 for filing with the Securities and Exchange Commission.

James A. Bernards **Terrence W. Glarner** **Willem D. Maris**

Members of the Audit and Finance Committee

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Independent Registered Public Accountants Fees

The following table shows the aggregate fees billed to us by KPMG LLP for services rendered during the fiscal years ended August 29, 2009 and August 30, 2008.

Description of Fees	Fiscal 2009 Amount	Fiscal 2008 Amount
Audit Fees	$ 296,700 [1]	$ 325,800 [2]
Audit-Related Fees	0	0
Tax Fees [3]	30,200	16,000
All Other Fees	0	0
Total	$ 326,900	$ 341,800

[1] Includes fees for the audit of the August 29, 2009 consolidated financial statements, reviews of the related quarterly financial statements and statutory audits.

[2] Includes fees for the audit of the August 30, 2008 consolidated financial statements, reviews of the related quarterly financial statements and statutory audits.

[3] Includes fees for domestic and international tax returns, value added tax and customs and duty reporting.

The Audit and Finance Committee approved all of the services described above.

Auditor Independence

The Audit and Finance Committee has considered whether, and has determined that, the provision of non-audit services described under "Tax Fees" was compatible while maintaining the independence of KPMG LLP as our principal accountants.

Audit Committee Pre-Approval Policies

In order to ensure that our independent registered public accountants are engaged only to provide audit and non-audit services that are compatible with maintaining their independence, the Audit and Finance Committee requires that all audit and permissible non-audit services provided by our independent registered public accountants be pre-approved by the Audit and Finance Committee or a designated member of the Audit and Finance Committee. These services may include audit services, audit-related services, tax services, Sarbanes-Oxley Section 404 review and other services. Any pre-approval is detailed as to the particular service or category of services. The Audit and Finance Committee reviews each non-audit service to be provided and assesses the impact of the service on the auditor's independence.

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COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Objectives

The Compensation Committee of the board is composed entirely of directors who are independent of management and free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of independent judgment as a committee member. The current members of the Compensation Committee are Messrs. Bernards and Glarner. The Compensation Committee operates under a written charter adopted by the board of directors, a copy of which can be found on our website at www.fsi-intl.com. The Compensation Committee's basic responsibility is to assure that the senior executives of the Company and its wholly-owned subsidiaries are compensated effectively in a manner consistent with the stated compensation objectives of the Company, internal equity considerations, competitive practice, and the requirements of the appropriate regulatory bodies. The Committee shall also communicate to shareholders the Company's compensation policies as required by the Securities and Exchange Commission. Specific responsibilities are listed in the Compensation Committee charter.

The primary objectives of the compensation program for our senior executives consist of the following:

- Provide overall compensation levels that are sufficiently competitive to attract, motivate and retain executive officers and key personnel.
- Align the interests of our executive officers and key personnel with those of our shareholders.
- Provide a direct financial incentive to executives to meet or exceed our annual corporate financial and operating goals.
- Make a substantial portion of total compensation contingent on, and variable with, achievement of objective corporate performance goals, with that portion increasing as an executive's responsibilities increase.

Our executive compensation program strives to be competitive with the compensation provided by comparably-sized companies in the high technology and semiconductor equipment industry. In that respect, we compare ourselves to a self-selected peer group of companies. The self-selected peer group is subject to occasional change as members of the peer group alter their focus, merge or are acquired, or as new peers or competitors emerge. For fiscal 2009, the peer group was comprised of the following companies: Aviza Technology, Inc; Axcelis Technologies, Inc.; Mattson Technology, Inc.; Nanometrics, Inc.; Rudolph Technologies, Inc.; Semitool, Inc.; and Ultratech, Inc. We also utilize compensation survey data pertaining to comparably-sized technology companies that has been developed and published by AON Corporation's Radford Surveys and Consulting Group in our market reviews to add a perspective of the broader technology labor market. The Compensation Committee uses a comparison with a specific compensation peer group and Radford survey data because we believe there are public companies of comparable size devoted substantially to all of the same markets in which we compete. Total compensation for executive officers, including the Chief Executive Officer, is generally targeted at the competitive median of comparable positions in the selected peer group and Radford survey data.

The Compensation Committee annually conducts a review of its executive compensation program. The purpose of the review is to ensure that our executive compensation program meets the objectives listed above. In its review, the Compensation Committee considers individual and Company performance data submitted by management and benchmark data described above. The Compensation Committee has full and sole authority to retain and terminate compensation consultants to assist in the evaluation of compensation for the Chief Executive Officer, executive staff, and non-employee directors. The Compensation Committee has not, however, chosen to retain compensation consultants because it does not believe it is a necessary use of Company resources, and because members of our Compensation Committee, by virtue of experience in compensation management and service on other boards, have reasonable knowledge of compensation practices.

Elements of Executive Compensation

Executive compensation at FSI has three primary components: base salary, annual cash incentives and stock options. Our executive officers also participate in benefit programs on a basis consistent with other salaried employees, receive certain personal benefits described below, and will receive additional or accelerated payments and benefits if a change in control of the Company occurs or if their employment is terminated under certain circumstances, generally in connection with a change in control. The Compensation Committee uses its discretion to set executive compensation at levels which, in its judgment, are warranted by external, internal and individual factors. These factors include compensation benchmark data and practices, industry conditions, Company financial and operating performance and individual performance against specified performance goals. In particular, the compensation program is designed to set total compensation potential (salary, annual bonus and stock options) at a level similar to the median level of total compensation paid to similarly positioned executives within our compensation peer group. We have no pre-established policy or target for the allocation between salary and performance-based compensation, and generally allocate target compensation among the various elements based on competitive practice. In 2009, the target allocation was approximately 50 percent fixed compensation (base salary) and 50 percent variable compensation (cash incentive and stock option).

Base Salary

The base salary of each of the named executive officers, including the Chief Executive Officer, is targeted to be at or near the competitive median within the peer group. In determining an individual's base salary, the Compensation Committee considers the compensation levels of similar positions within the peer group, the responsibilities and performance of the individual named executive officer, our recent financial performance and industry conditions.

Generally, salary decisions are made by the Compensation Committee at the beginning of each calendar year based upon an evaluation of the Chief Executive Officer by the Compensation Committee, and evaluations and recommendations of the other executive officers made by the Chief Executive Officer. A performance assessment for each executive officer reporting to the Chief Executive Officer is verbally submitted by the Chief Executive Officer to the Compensation Committee. The appraisal typically assesses such individual's performance in the following areas: accountabilities of the position, individual goals and objectives recommended by the Chief Executive Officer and approved by the Compensation Committee, special projects and assignments, management skills, leadership competencies and the achievement of learning and development goals. Generally, a salary recommendation is made by the Chief Executive Officer based upon the individual's overall performance assessment and where the individual's salary falls within the range of salaries reported for similar positions in the peer group and the Radford survey data.

In evaluating and setting the Chief Executive Officer's base salary and target annual cash incentive as described below, the Compensation Committee reviews our business and financial performance and total compensation data from the comparable peer group. That review is based upon a number of factors including sales, earnings, market share, cash flow and total shareholder return. The Compensation Committee does not assign relative weights or rankings to these factors, but instead makes a subjective determination based upon a consideration of all of these factors as well as the progress made with respect to our long-term goals and strategies.

In recent years, industry conditions and the Company's financial performance have had a significant impact on the Compensation Committee's decisions regarding salary levels for Named Executive Officers, including the timing of salary actions and whether to implement salary increases or decreases. Weakening industry conditions resulted in a 10 percent reduction in base salaries for Named Executive Officers in December 2008, an additional 20 percent reduction in base salaries for two Named Executive Officers in February 2009 and an additional three to five percent reduction in base salaries for the other two Named Executive Officers in April 2009. The salary reductions for the two Named Executive Officers that were subject to a total 30 percent reduction was reinstated to a 13 percent reduction in September 2009 for one individual and to a 15 percent reduction in December 2009 for the other.

Annual Cash Incentives

Executive officers are each eligible to receive an annual cash incentive payment at the end of the fiscal year based upon our financial performance during the fiscal year. For fiscal 2009, the financial goals to be achieved were expressed in terms of operating income. The purpose of this annual cash incentive program is to provide a direct financial incentive to executives to meet or exceed our annual corporate operating income goals.

The target cash incentive opportunity for each executive officer is expressed as a specified percentage of base salary, with that percentage determined primarily upon the individual's job level within the organization and survey data from our selected peer group and the Radford survey data for comparable positions. This percentage is determined at the beginning of the fiscal year by the Compensation Committee, based on its assessment with regard to the Chief Executive Officer and upon recommendations made by the Chief Executive Officer with respect to other executive officers. For fiscal 2009, the target cash incentive percentages were 100% of base salary for the Chief Executive Officer, and 80% of base salary for the other Named Executive Officers.

Due to the impact that weak economic conditions had on the Company in fiscal 2009, the Company did not achieve the target operating income (loss) goal of ($9.7) million for fiscal 2009. Therefore, no cash incentives under the plan were paid to the Named Executive Officers.

The Compensation Committee also has the authority to grant discretionary bonuses to executive officers and other employees to recognize extraordinary efforts or outstanding contributions relating to our important projects. It has done so infrequently. No such bonuses were paid to Named Executive Officers in fiscal 2009.

Stock Options

Stock options are the principal vehicle used by us for the payment of long-term compensation. We award stock options to align the interests of our executive officers and key personnel with those of our shareholders and to increase our long-term value. Through deferred vesting, this component of our compensation creates an incentive for individuals to remain with us. The objectives of stock option grants are to assist in the recruitment, motivation and retention of executive officers and key personnel as well as to reward eligible employees for outstanding performance and to provide a stock-based incentive to improve our financial performance.

Generally, stock options are granted to eligible employees from time to time based primarily upon survey data from our selected peer group and the Radford survey data for comparable positions, an assessment of the individual's actual and/or potential contributions and our financial performance. To date, all stock options have been granted at fair market value. Generally, such options vest over a period of several years. Accordingly, a Named Executive Officer receiving an option generally is rewarded only if the market price of our common stock appreciates. Stock options are authorized by the Compensation Committee. Since long-term options generally vest over time, we periodically grant new options to provide continuing incentives for future performance. The size of previous grants and the number of options held are considered by the Compensation Committee, but are not entirely determinative of future grants. Generally, the Compensation Committee considers granting stock options to Named Executive Officers in December and June each year. Stock options were awarded to Named Executive Officers in December 2008 and June 2009.

Other

In addition to Company-paid premiums on term life and long-term disability policies for executive officers, the Company also pays the cost for Mr. Mitchell to travel to our headquarters in Minneapolis from his office in San Diego, and for his lodging expenses while in Minneapolis. These arrangements were agreed to by the Company and Mr. Mitchell in 1999 in connection with his original hiring by the Company.

Severance and Change in Control Arrangements

We have agreed to pay Messrs. Ely, Mitchell and Sand and Ms. Hollister severance equal to one year's base salary if they are terminated by us without cause. We have also agreed with each executive officer to provide specified severance benefits if the executive's employment is terminated by us within two years of a change in control other than for cause, or by the executive during the same period for reasons that would constitute constructive involuntary termination (see pages 23-24 under the caption "Employment and Management Agreements"). Our stock option award agreements also provide for accelerated vesting and exercisability of the awards if an executive officer's employment is terminated due to death or disability or if a change in control occurs.

We have entered into these arrangements in part to better enable us to attract and retain capable executives to work at a relatively small company operating in an intensely competitive industry, particularly where a significant part of their long-term compensation potential is dependent on future stock price appreciation and the compensation risk may be perceived as higher than at other employment alternatives available to these individuals. The change in control arrangements also mitigate a potential disincentive for executives when they are evaluating a potential acquisition of the Company, particularly when the future services of the executive may not be required by the acquiring company, and at the same time provide a strong retention device during change in control discussions. In addition, the "single trigger" acceleration of options upon a change in control provides employees the same opportunity as shareholders who are free to sell their stock in the Company at the time of the change in control event.

Actions Affecting Fiscal 2009 Compensation

Base Salary

In determining the base salary for each Named Executive Officer for fiscal 2009, the Compensation Committee considered current industry conditions in addition to the other factors described above. As a result of this review, none of the Named Executive Officers received a salary increase during fiscal 2009. In addition, as discussed earlier, weakening industry conditions resulted in salary reductions for all employees, including the Named Executive Officers, starting in December 2008.

Annual Cash Incentives

For fiscal 2009, we did not achieve our operating income goal for the year. Accordingly, none of the Named Executive Officers received an annual cash incentive payment.

Stock Options

Each of the Named Executive Officers was granted stock options in December 2008 and June 2009 in accordance with the guidelines and procedures described above. Details of these awards are provided in the section on page 21 entitled "Grants of Plan Based Awards."

The Role of Named Executive Officers in Compensation Decisions

The Compensation Committee makes all compensation decisions for the Chief Executive Officer and his staff. The Committee is responsible for any equity awards to any employee. The Chief Executive Officer annually reviews the performance of each member of his staff. The conclusions reached and recommendations based on these reviews, including salary adjustments and performance-based compensation, are presented to the Compensation Committee. The Compensation Committee has discretion to modify any of the Chief Executive Officer's recommendations.

Tax Considerations Affecting Compensation Decisions

We do not currently have a policy with respect to the limit under Internal Revenue Code Section 162(m) on the deductibility of the qualifying compensation paid to our executives, and have not sought to qualify annual cash incentives as "performance based compensation" for purposes of Section 162(m).

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, we recommended to the board that the Compensation Discussion and Analysis be included in this Proxy Statement.

James A. Bernards **Terrence W. Glarner**

Members of the Compensation Committee

COMPENSATION OF EXECUTIVE OFFICERS

Set forth below is summary information concerning certain compensation earned, paid or awarded during fiscal 2009 by the Company to our Chief Executive Officer, our chief financial officer and to the two other executive officers. They are our only Named Executive Officers ("NEOs").

Biographical Information

The biographical information about Donald S. Mitchell, our Chairman and Chief Executive Officer, can be found under Proposal 1, "Election of Directors." The biographical information for the other three NEOs can be found in Item 4A, "Executive Officers of the Company," in the Company's most recent Form 10-K.

Summary Compensation Table

The following table summarizes the compensation paid to our NEOs for the fiscal years ended August 29, 2009 and August 30, 2008. The employment and management agreements that we have entered into with our NEOs are described on pages 23-24 under the caption "Employment and Management Agreements."

Summary Compensation Table for Fiscal 2009 and Fiscal 2008

Named Executive Officer and Principal Position	Year	Salary ($)	Option Awards ($) (1)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Donald S. Mitchell	2009	$ 357,360	$ 66,480	-	$ 68,100(3)	$ 491,940
Chairman, President and Chief Executive Officer	2008	$ 395,584	$ 82,000	-	$ 76,670(3)	$ 554,254
Benno G. Sand	2009	$ 222,253	$ 40,337	-	$ 15,721	$ 278,311
Executive Vice President, Business Development, Investor Relations and Secretary	2008	$ 271,046	$ 44,438	-	$ 17,444	$ 332,928
Patricia M. Hollister	2009	$ 190,361	$ 37,661	-	$ 9,344	$ 237,366
Chief Financial Officer and Assistant Secretary	2008	$ 231,580	$ 41,305	-	$ 10,480	$ 283,365
John C. Ely	2009	$ 215,211	$ 43,159	-	$ 10,622	$ 268,992
Vice President Global Sales, Marketing and Service	2008	$ 236,371	$ 49,877	-	$ 11,181	$ 297,429

(1) The amounts in this column reflect the expense (without any reduction for forfeiture assumptions related to service-based vesting conditions) recognized for financial statement purposes in fiscal 2009 and 2008 in accordance with Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share Based Payment* ("SFAS 123R"), in connection with all outstanding stock option awards (including those granted before the respective fiscal year) made to the respective officers under our 1997 Omnibus Stock Plan and the 2008 Omnibus Stock Plan. The assumptions used in calculating these amounts are set forth in the Stock Options Notes to the Consolidated Financial Statement included in our Annual Report on Form 10-K for the respective fiscal year.

(2) For each individual, the amount shown includes the Company matching contributions to the Company's 401(k) Plan; Company-paid term life insurance premiums; and Company-paid long-term disability premiums.

(3) In addition to the items discussed in note (2), for Mr. Mitchell the amount shown also includes $26,700 for fiscal 2009 and $35,000 for fiscal 2008 in airfare and ground transportation related to his travel from his office in San Diego, California to our company headquarters in Minneapolis, Minnesota, and $24,300 for fiscal 2009 and $24,000 for fiscal 2008 in costs related to Company-provided lodging in Minneapolis. The aggregate incremental cost to the Company of the airfare and ground transportation is determined by amounts paid to third-party providers, and the amount disclosed for the Company-provided lodging reflects the total lease and utilities costs incurred by the Company for an apartment in Minneapolis, even though the apartment is available for use by Company personnel in addition to Mr. Mitchell.

Grants of Plan Based Awards

For services during fiscal 2009, our NEOs received two types of plan-based awards: (i) annual cash incentive awards, and (ii) incentive stock option and non-qualified stock option awards under our 2008 Omnibus Stock Plan. The annual cash incentive plan is described on page 16 in the "Compensation Discussion and Analysis" section. No payouts were made to the NEOs under the annual cash incentive plan for the 2009 fiscal year. Each stock option awarded during fiscal 2009 vests and becomes exercisable in 12 equal cumulative quarterly increments beginning on the first quarter anniversary of the date of grant. All options have a term of ten years and an exercise price equal to the closing price of a share of our common stock on the day before the date of grant. Generally all of the options will become fully exercisable upon approval by our shareholders of a merger, plan of exchange, sale of substantially all of our assets or plan of liquidation.

Grants of Plan-Based Awards in Fiscal 2009

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [1]			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh) [2]	Grant Date Fair Value of Stock and Option Awards ($) [3]
		Threshold ($)	Target ($)	Maximum ($)			
Donald S. Mitchell	11/26/08		370,162				
	12/23/08				25,000	0.35	5,200
	6/26/09				25,000	0.32	4,900
Benno G. Sand	11/26/08		196,807				
	12/23/08				32,000	0.35	6,700
	6/26/09				15,000	0.32	2,900
Patricia M. Hollister	11/26/08		168,014				
	12/23/08				32,000	0.35	6,700
	6/26/09				15,000	0.32	2,900
John C. Ely	11/26/08		172,014				
	12/23/08				34,000	0.35	7,100
	6/26/09				15,000	0.32	2,900

(1) The "Target" column presents the possible payment to each NEO under the annual cash incentive plan for fiscal 2009. No payouts were made to the NEOs under the annual cash incentive plan for the 2009 fiscal year.

(2) The exercise price for the options granted was the closing price of the Company's common stock on the NASDAQ Global Select Market on December 23, 2008 and June 26, 2009, the day the options were granted.

(3) This column shows the full grant date fair value under SFAS 123R of the stock options granted to the NEOs in fiscal 2009. Generally, the full grant date fair value is the amount that the Company would expense in its financial statements over the vesting schedule of the award.

Outstanding Stock Options at Fiscal Year End

The table below provides information on each NEO's outstanding equity awards as of August 29, 2009. The equity awards consist solely of stock options granted under the 1997 Omnibus Stock Plan and 2008 Omnibus Stock Plan.

Outstanding Equity Awards at Fiscal 2009 Year-End

Option Awards					
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Underlying Securities Unexercised Options (#) Unexercisable [1]	Option Exercise Price ($)	Option Expiration Date
Donald S. Mitchell	12/13/1999	400,000	-	$10.25	12/13/2009
	3/16/2001	73,050	-	$ 8.13	3/16/2011
	4/25/2002	74,000	-	$11.00	4/25/2012
	6/9/2003	150,000	-	$ 3.17	6/9/2013
	2/26/2004	75,000	-	$ 7.67	2/26/2014
	1/6/2005	35,000	-	$ 4.31	1/6/2015
	6/30/2005	25,000	-	$ 3.73	6/30/2015
	4/18/2006	22,000	-	$ 5.09	4/18/2016
	12/27/2006	25,000	5,000	$ 5.24	12/27/2016
	2/6/2008	24,999	25,001	$ 1.64	2/6/2018
	6/20/2008	8,333	16,667	$ 1.44	6/20/2018
	12/23/2008	4,166	20,834	$ 0.35	12/23/2018
	6/26/2009	-	25,000	$ 0.32	6/26/2019
Benno G. Sand	4/18/2000	26,000	-	$13.06	4/18/2010
	3/16/2001	38,550	-	$ 8.13	3/16/2011
	4/25/2002	34,600	-	$11.00	4/25/2012
	6/9/2003	50,000	-	$ 3.17	6/9/2013
	2/26/2004	40,000	-	$ 7.67	2/26/2014
	1/6/2005	20,000	-	$ 4.31	1/6/2015
	6/30/2005	14,000	-	$ 3.73	6/30/2015
	4/18/2006	13,000	-	$ 5.09	4/18/2016
	12/27/2006	13,333	2,667	$ 5.24	12/27/2016
	2/6/2008	15,000	15,000	$ 1.64	2/6/2018
	6/20/2008	5,000	10,000	$ 1.44	6/20/2018
	12/23/2008	5,333	26,667	$ 0.35	12/23/2018
	6/26/2009	-	15,000	$ 0.32	6/26/2019
Patricia M. Hollister	4/18/2000	22,000	-	$13.06	4/18/2010
	3/16/2001	26,750	-	$ 8.13	3/16/2011
	4/25/2002	34,100	-	$11.00	4/25/2012
	6/9/2003	15,000	-	$ 3.17	6/9/2013
	2/26/2004	43,000	-	$ 7.67	2/26/2014
	1/6/2005	20,000	-	$ 4.31	1/6/2015
	6/30/2005	14,000	-	$ 3.73	6/30/2015
	4/18/2006	12,000	-	$ 5.09	4/18/2016
	12/27/2006	11,666	2,334	$ 5.24	12/27/2016
	2/6/2008	15,000	15,000	$ 1.64	2/6/2018
	6/20/2008	5,000	10,000	$ 1.44	6/20/2018
	12/23/2008	5,333	26,667	$ 0.35	12/23/2018
	6/26/2009	-	15,000	$ 0.32	6/26/2019
John C. Ely	4/18/2000	3,000	-	$13.06	4/18/2010
	3/16/2001	56,750	-	$ 8.13	3/16/2011
	4/25/2002	52,100	-	$11.00	4/25/2012
	6/9/2003	30,000	-	$ 3.17	6/9/2013
	2/26/2004	50,000	-	$ 7.67	2/26/2014
	1/6/2005	25,000	-	$ 4.31	1/6/2015
	6/30/2005	18,000	-	$ 3.73	6/30/2015
	4/18/2006	16,000	-	$ 5.09	4/18/2016
	12/27/2006	13,333	2,667	$ 5.24	12/27/2016
	2/6/2008	15,000	15,000	$ 1.64	2/6/2018
	6/20/2008	6,000	12,000	$ 1.44	6/20/2018
	12/23/2008	5,666	28,334	$ 0.35	12/23/2018
	6/26/2009	-	15,000	$ 0.32	6/26/2019

(1) All options not yet exercisable become exercisable in 12 equal cumulative quarterly increments beginning on the first quarter anniversary of the date of grant.

Option Exercises

None of the NEOs exercised stock options during the fiscal year ended August 29, 2009. None of the NEOs had any form of equity award other than options that vested during the most recent fiscal year.

Employment and Management Agreements

The Company maintains an Employment Agreement (the "Employment Agreement") with Donald S. Mitchell, our Chairman and Chief Executive Officer. In connection with the Employment Agreement, we also maintain a Summary of Terms of Employment (the "Summary of Terms") for Mr. Mitchell. The Summary of Terms and the Employment Agreement provide severance benefits to Mr. Mitchell that comply with (or are structured to fall outside the coverage of) the requirements of Internal Revenue Code Section 409A ("Section 409A").

The Summary of Terms and the Employment Agreement each have a term running through March 28 each year. Unless earlier terminated, 90 days prior to the end of any term, each will automatically renew for successive one-year terms. The Summary of Terms provides for an initial base salary of $370,162, with annual increases on a fiscal year basis at the discretion of our board of directors. Mr. Mitchell is also eligible for participation in our Management Incentive Plan at a target of 100% and a range of up to 200% for performance in excess of established annual milestone objectives. Pursuant to the Summary of Terms we will also generally reimburse Mr. Mitchell for commuting costs between his office in California and our sites, and if such commuting reimbursement is taxable, pay a full tax gross-up. If Mr. Mitchell elects to move to Chaska, Minnesota during the term of the Summary of Terms, we will pay for all reasonable and ordinary costs of relocation. The Summary of Terms provides Mr. Mitchell with an annual gross perquisite allowance of $15,000, life insurance, and health, vacation, and welfare benefits generally applicable to senior executives of the Company. The Employment Agreement contains confidentiality covenants from Mr. Mitchell. In the event that Mr. Mitchell's employment is involuntarily terminated at the initiative of the Company without cause (defined as in the management agreement with Mr. Mitchell) and provided the termination does not occur within the two-year period following a change of control event under his management agreement, Mr. Mitchell will be entitled to severance pay in amounts equal to his base salary for 12 months, payable over the severance period, with payments in the first six months subject to limitations applicable to separation pay plans due to involuntary separation from service under Section 409A. In order to receive severance, Mr. Mitchell must sign a release of claims in favor of the Company and be in compliance with certain terms of the Employment Agreement.

The Company maintains a Severance Agreement for Benno G. Sand, Executive Vice President, (the "Sand Severance Agreement"). The Sand Severance Agreement provides severance benefits to Mr. Sand that comply with (or are structured to fall outside the coverage of) the requirements of Section 409A. The terms and conditions of the Sand Severance Agreement are substantially the same as the severance-related terms of the Employment Agreement for Mr. Mitchell, except that Mr. Sand is entitled to severance pay in an amount equal to his base salary for 12 months upon termination of employment, whether Mr. Sand's employment is terminated by us without cause or whether Mr. Sand resigns with or without good reason. The first six months of such severance pay is payable in a lump sum at the start of the seventh month following termination of employment, with the balance payable in monthly installments for six months thereafter. In addition, Mr. Sand is eligible for monthly income maintenance payments in an amount equal to 75% of his average monthly base pay for up to 12 months following the termination of his employment (with the first six months held in arrears until the start of the seventh month) in the event he is unable to find other employment as a result of his obligations under the non-competition provisions of the agreement. Also, the Sand Severance Agreement provides Mr. Sand with a death benefit in an amount equal to 12 months' base salary.

The Company maintains Severance Agreements with Patricia M. Hollister, Chief Financial Officer, and John C. Ely, Vice President of Global Sales, Marketing and Service (the "Severance Agreements"). The Severance Agreements are the same in all material respects as the severance-related provisions of the Employment Agreement for Mr. Mitchell.

The Company maintains Management Agreements with each of the following executive officers: Donald S. Mitchell, Benno G. Sand, Patricia M. Hollister, and John C. Ely. The arrangements provide severance benefits to executive officers that comply with (or, where possible, are structured to fall outside the coverage of) the requirements of Section 409A.

The Management Agreements provide for payment of the following severance benefits if the executive officer's employment is terminated involuntarily by us without cause or as a result of a constructive involuntary termination by the executive officer prior to and in connection with a change of control event: (i) severance pay equal to two times the executive's base salary, less amounts paid or payable under the executive's Severance or Employment Agreement; (ii) severance pay equal to two times the executive's target bonus; (iii) a pro-rata target bonus for year of termination; (iv) payment of $18,000 in lieu of a cash contribution for continuation of welfare benefits; (v) payment of $35,000 in lieu of outplacement services and other perquisites; (vi) reimbursement of reasonable legal fees incurred to contest the termination of employment or enforce the agreement; and (vii) gross-up of taxes due under "excess parachute" provisions of the Internal Revenue Code. These severance benefits generally are payable in a lump sum within 30 days of the change of control event.

The Management Agreements also provide for payment of severance benefits if, within two years after a change of control event, the executive officer's employment is terminated involuntarily by the Company without cause or as a result of a constructive involuntarily termination by the executive officer. These severance benefits are the same as those paid prior to a change of control event, except that (i) the executive officer is entitled to thirty days' notice with pay, without regard to whether the executive officer is required to perform duties during the notice period, and payable pursuant to the regular payroll schedule (applicable in the event of involuntary termination by the Company only); and (ii) the exclusion of amounts payable under the executive's Severance or Employment Agreement does not apply to the payment of two times the executive's base salary. These severance benefits are also generally payable in a lump sum within 30 days after the executive officer's termination of employment.

In order to receive severance, the executive officer must sign a release of claims in favor of the Company and be in compliance with the terms of the Management Agreement and the executive officer's respective Employment or Severance Agreement. The term of each Management Agreement is one year, followed by automatic annual renewals, unless either party gives 90 days' notice of non-renewal (or, if a change of control event is initiated or occurs before expiration of the term, two years after the change of control event commenced).

For purposes of these agreements, "cause" generally refers to willful and gross neglect of duties by an executive or acts by an executive that constitute a felony and are substantially detrimental to the Company. A "change of control event" for purposes of these agreements generally refers to (i) the acquisition during any 12-month period of 30% or more of our voting stock, (ii) the acquisition of our voting stock if after such acquisition the person holds more than 50% of such stock, (iii) specified changes in the composition of our Board, or (iv) the consummation of a merger or consolidation involving the Company or a sale of 50% or more of the Company's assets in a 12-month period. A "constructive involuntary termination" generally refers to a termination initiated by the executive officer upon occurrence of any of the following: (i) a material diminution in his or her authorities, duties or responsibilities, or in those of his or her reporting supervisor; (ii) a reduction in base salary; (iii) the failure to obtain the assumption of the Management Agreement by a successor or other breach under the Management Agreement; or (iv) certain required relocations.

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Potential Payments Upon Termination or Change in Control

The table that follows summarizes the estimated payments and benefits that would be provided to our NEOs or their beneficiaries under the employment and management agreements described above, and under our 1997 Omnibus Stock Plan and the 2008 Omnibus Stock Plan, under various scenarios involving a termination of employment and/or a change in control, and assuming that the event(s) occurred on August 29, 2009, the end of our most recent fiscal year. Stock option award agreements under our 1997 Omnibus Stock Plan and the 2008 Omnibus Stock Plan provide that the vesting and exercisability of a participant's option awards will be accelerated if the participant's employment is terminated due to death or disability, or if a change in control of the Company (as defined above) occurs.

Compensation Element	Involuntary Termination Without Cause ($)	Death or Disability ($)	Change in Control (Single Trigger) ($) (1)	Change in Control (Double Trigger) ($) (2)
Severance (3)				
Donald S. Mitchell	$370,162	-	-	$740,324
Benno G. Sand	$246,009	$246,009	-	$492,018
Patricia M. Hollister	$210,017	-	-	$420,034
John C. Ely	$215,017	-	-	$430,034
Lump Sum Bonus (4)				
Donald S. Mitchell	-	-	-	$1,110,486
Benno G. Sand	-	-	-	$590,422
Patricia M. Hollister	-	-	-	$504,041
John C. Ely	-	-	-	$516,041
Accelerated Stock Options				
Donald S. Mitchell	-	$18,000	$18,000	(5)
Benno G. Sand	-	$24,890	$24.890	(5)
Patricia M. Hollister	-	$24,890	$24,890	(5)
John C. Ely	-	$25,930	$25,930	(5)
Benefits and Perquisites (6)				
Donald S. Mitchell	-	-	-	$60,350
Benno G. Sand	-	-	-	$60,350
Patricia M. Hollister	-	-	-	$59,300
John C. Ely	-	-	-	$59,450
Excise Tax Gross-Up (7)				
Donald S. Mitchell	-	-	-	$856,115
Benno G. Sand	-	-	-	$495,983
Patricia M. Hollister	-	-	-	$421,796
John C. Ely	-	-	-	$428,708
Total				
Donald S. Mitchell	$370,162	$18,000	$18,000	$2,767,275
Benno G. Sand	$246,009	$280,899	$24.890	$1,638,773
Patricia M. Hollister	$210,017	$24,890	$24,890	$1,405,171
John C. Ely	$215,017	$25,930	$25,930	$1,434,233

(1) There is a change in control but the individual continues in his/her job.

(2) There is a change in control and within two years of the change in control the executive either (i) is terminated by the Company without cause, or (ii) terminates his/her employment under circumstances that constitute a "constructive involuntary termination" as described above.

(3) The amount shown for each of Mr. Mitchell and Mr. Sand is equal to one year's base salary, in accordance with their respective employment agreement. With respect to Ms. Hollister and Mr. Ely, this amount is equal to 100% of one year's base salary, which is the current severance policy in place for Named Executive Officers of the Company. However, with respect to each such officer, if the termination occurs within two years of a change of control, the amount would be two times the highest annual rate of base salary in effect since one year prior to the change in control.

(4) Each amount shown is equal to two times the annual payment at "target" level under the Company's then current annual cash incentive plan, plus a pro rata portion of such annual payment at "target" level corresponding to the portion of the then current fiscal year during which the executive was employed. Under the assumption that termination occurred as of the last day of the fiscal year, the pro rata portion effectively increases the total estimated payment to three times the annual payment at target level.

(5) Each amount represents the intrinsic value of stock options that would be accelerated as a result of any of these events. No value is shown in the "Change of Control (Double Trigger)" column because by operation of the applicable plan, any value would have already been realized upon the occurrence of the change in control.

(6) Each amount shown is equal to a lump sum payment to be received in lieu of health and welfare benefits, outplacement services and perquisites.

(7) Each amount shown represents the amount of a payment to be received by the executive sufficient to cause him to retain, after taxes, an amount equal to the excise tax imposed by Section 4999 of the Internal Revenue Code on any "excess parachute payment" received by the executive.

Equity Compensation Plan Information

The following table provides information as of August 29, 2009 for our compensation plans under which equity securities may be issued:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a) [2]
Equity compensation plans approved by security holders	3,398,837	$ 6.05	1,377,265
Equity compensation plans not approved by security holders	----	----	----
Total	3,398,837	$ 6.05	1,377,265

(1) Represents shares of common stock subject to issued but unexercised options under our 1997 Omnibus Stock Plan and the 2008 Omnibus Stock Plan.

(2) Represents shares of common stock available for issuance under our Employees Stock Purchase Plan and 2008 Omnibus Stock Plan.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised of Messrs. Bernards and Glarner. Neither Mr. Bernards nor Mr. Glarner was at any time during our 2009 fiscal year an officer or employee of FSI or a former officer of FSI. In the 2009 fiscal year, no member of the Compensation Committee engaged in any reportable transactions with related persons, promoters or control persons.

None of our executive officers has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors.

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PROPOSAL TO AMEND THE FSI 2008 OMNIBUS STOCK PLAN
(Proposal 2)

The 2008 Omnibus Stock Plan of FSI

Our board of directors recently approved, subject to shareholder approval, an amendment to our 2008 Omnibus Stock Plan, increasing the number of shares reserved for issuance under the Plan by 500,000 shares, for a total of 2,000,000 shares reserved for issuance.

Our board of directors took this action to enable us to continue to offer stock options as a retention vehicle for new and existing employees and to facilitate stock ownership in FSI. Our shareholders are being asked to approve this amendment at the Annual Meeting.

If approved by our shareholders at the Annual Meeting, we intend to file a registration statement with the Securities and Exchange Commission covering the shares issuable under our 2008 Omnibus Stock Plan.

Our board has reserved an aggregate of 1,500,000 shares for issuance under the 2008 Omnibus Stock Plan, representing approximately 4.7% of our shares outstanding as of November 23, 2009.

Our Compensation Committee and the board of directors continue to believe that stock-based compensation programs are a key element in achieving our continued financial and operational success.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
A VOTE FOR THE APPPROVAL OF THE AMENDMENT TO OUR 2008 OMNIBUS STOCK PLAN

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The following is a summary of the 2008 Omnibus Stock Plan.

Purpose

The purpose of the 2008 Omnibus Stock Plan is to promote our interests and the interests of our shareholders by providing key personnel, including non-employee directors, with an opportunity to acquire a proprietary interest in us, to compensate key personnel and non-employee directors for their contributions and to aid in attracting and retaining key personnel and non-employee directors. The plan provides for the granting of both incentive and non-statutory stock options but options granted under the 2008 Omnibus Stock Plan to non-employee directors may only be non-statutory stock options that do not meet the requirements of Section 422 of the Internal Revenue Code.

Adoption of the 2008 Omnibus Stock Plan

In 2008, we adopted the 2008 Omnibus Stock Plan and reserved 1,000,000 shares of common stock for issuance thereunder. Pursuant to an amendment previously approved by our shareholders, the number of shares of common stock available for distribution has been increased to 1,500,000.

Administration

The 2008 Omnibus Stock Plan will be periodically reviewed by the Compensation Committee. The Compensation Committee has the authority to adopt, revise and waive rules relating to the 2008 Omnibus Stock Plan and to determine the timing and identity of participants, the amount of awards and any other terms and conditions of awards, as consistent with the plan. The Compensation Committee may also amend the terms of the agreements evidencing awards. The Compensation Committee may delegate its responsibilities under the 2008 Omnibus Stock Plan to members of our management or to others with respect to the selection and grants of awards to our employees who are not deemed to be officers, directors or ten percent shareholders under applicable federal securities laws. Notwithstanding the foregoing, our board of directors has the exclusive power to administer any awards granted to non-employee directors. Certain grants of options and the amount and nature of the awards to be granted to non-employee directors are automatic. Because the 2008 Omnibus Stock Plan has two basic components, options for non-employee directors and discretionary options for employees and consultants, the terms of which are substantially different, these two separate components of the 2008 Omnibus Stock Plan are described separately below.

Awards to Employees and Consultants

Eligibility and Number of Shares

All of our employees and the employees of our affiliates, including our subsidiaries and any joint venture entity in which we directly or indirectly own an equity interest of 20% or more, are eligible to receive awards under the 2008 Omnibus Stock Plan at the discretion of the Compensation Committee. Non-statutory stock options under the 2008 Omnibus Stock Plan also may be awarded by the Compensation Committee to individuals who are not employees but who provide services to FSI or our affiliates as advisors, directors or consultants. We and our subsidiaries had an aggregate of approximately 255 employees as of August 29, 2009.

The 2008 Omnibus Stock Plan provides that all awards are subject to agreements containing the terms and conditions of the awards, including conditions relating to vesting, exercisability, lapsing of restrictions or payments tied to performance measures. Such agreements will be entered into by the recipients of the awards and us on or after the time the awards are granted and are subject to amendment to the extent permitted by law, including unilateral amendment by us unless such amendments are determined by the Compensation Committee to be materially adverse to the participant. Except in the case of certain adjustments for changes in our capitalization, in no event may an option or stock appreciation right be amended to decrease its exercise price per share or be cancelled in connection with the grant of a new option or stock appreciation right with a lower exercise price. Any shares of our common stock that are subject to awards under the 2008 Omnibus Stock Plan, but which are not used because the terms and conditions of the awards are not met, may be reallocated as though they had not previously been awarded unless such shares were used to calculate the value of stock appreciation rights which have already been exercised.

As of November 23, 2009, the total number of shares of our common stock available for distribution under the 2008 Omnibus Stock Plan was 851,502. If this proposed amendment is approved by our shareholders, an additional 500,000 shares of common stock will be available for distribution under the plan, of which not more than 200,000 may be the subject of awards other than options and stock appreciation rights, subject to adjustment as provided in the plan.

Types of Awards

The types of awards that may be granted under the 2008 Omnibus Stock Plan include restricted and unrestricted stock, incentive and non-statutory stock options, stock appreciation rights, performance units and other stock-based awards. Subject to the restrictions described in this proxy statement with respect to incentive stock options, such awards are exercisable by the participants at such times as determined by the Compensation Committee. Except as noted below, only the recipient of an award (or that person's successor as defined in the plan) may exercise an option or stock appreciation right, or receive payment with respect to performance units or any other award. No award may be sold, assigned, transferred, exchanged or otherwise encumbered other than to a successor upon the participant's death or, except in the case of an incentive stock option, pursuant to a qualified domestic relations order. However, the Compensation Committee may provide that an award (other than incentive stock options) may be transferable to members of the participant's immediate family or to one or more trusts for the benefit of such family members or partnerships in which such family members are the only partners, if the participant does not receive any consideration for the transfer. Generally, any award granted under the 2008 Omnibus Stock Plan may not become fully exercisable until three years from its grant date, except for awards subject to performance measures and certain other exceptions as further described in the plan.

Options, stock appreciation rights, restricted stock and other awards may be granted under the 2008 Omnibus Stock Plan to employees of entities acquired by us in substitution for, or in connection with the assumption of, awards previously granted to them by the acquired entity.

In addition to the general characteristics of all of the awards described in this proxy statement, the basic characteristics of each type of award that may be granted to an employee (and in some cases, a consultant, director or other advisor) under the 2008 Omnibus Stock Plan are as follows:

Restricted and Unrestricted Stock and Other Stock-Based Awards

The Compensation Committee is authorized to grant, either alone or in conjunction with other awards, stock and stock-based awards. The Compensation Committee shall determine the persons to whom such awards are made, the timing and amount of such awards and all other terms and conditions. Our common stock granted to participants may be unrestricted or may contain such restrictions, including provisions requiring forfeiture and imposing restrictions upon stock transfer, as the Compensation Committee may determine. Unless forfeited, the recipient of restricted common stock will have all other rights of a shareholder, including without limitation, voting and dividend rights. The 2008 Omnibus Stock Plan provides that no more than 25,000 shares subject to restricted stock awards may be granted to any one participant in a calendar year.

Incentive and Non-statutory Stock Options

Both incentive stock options and non-statutory stock options may be granted to participants at such exercise prices as the Compensation Committee may determine, but which may not be less than 100 percent of the fair market value (as defined in the 2008 Omnibus Stock Plan) of the underlying stock as of the date the option is granted. Stock options may be granted and exercised at such times as the Compensation Committee may determine, except that unless applicable federal tax laws are modified, (i) no incentive stock options may be granted more than ten years after the effective date of the 2008 Omnibus Stock Plan, (ii) an incentive stock option shall not be exercisable more than ten years after the date of grant, (iii) the aggregate fair market value of the shares of our common stock with respect to which incentive stock options held by an employee under the 2008 Omnibus Stock Plan and any of our (or our affiliates') other option plans may first become exercisable in any calendar year may not exceed $100,000, and (iv) an incentive stock option will not be exercisable more than one year from a termination of employment due to death or disability or more than three months upon termination of employment for any other reason. Additional restrictions apply to an incentive stock option granted to an individual who beneficially owns ten percent or more of our outstanding shares. A maximum of 100,000 shares subject to options may be granted to any single participant in a calendar year.

The purchase price for stock purchased upon the exercise of the options may be payable in cash, by the withholding of stock otherwise issuable having a fair market value on the date the option is exercised equal to the option price of the stock being purchased, delivery of stock already owned by the participant or in a combination of cash and stock, as determined by the Compensation Committee. The Compensation Committee may permit optionees to simultaneously exercise options and sell the stock purchased upon such exercise pursuant to brokerage or similar relationships and use the sale proceeds to pay the purchase price.

Stock Appreciation Rights and Performance Units

The value of a stock appreciation right granted to a participant is determined by the appreciation in our common stock, subject to any limitations upon the amount or percentage of total appreciation that the Compensation Committee may determine at the time the right is granted. The participant receives all or a portion of the amount by which the fair market value of a specified number of shares, as of the date the stock appreciation right is exercised, exceeds a price specified by the Committee at the time the right is granted. The price specified by the Compensation Committee must be at least 100 percent of the fair market value of the specified number of shares of our common stock to which the right relates determined as of the date the stock appreciation right is granted. A maximum of 100,000 shares subject to stock appreciation rights may be granted to any single participant in a calendar year.

Performance units entitle the participant to payment in amounts determined by the Compensation Committee based upon the achievement of specified performance measures during a specified term. The Compensation Committee determines whether any such performance measures have been met. Under the 2008 Omnibus Stock Plan, any award subject to a performance measure must not have a performance cycle shorter than one year, with certain exceptions as described in the plan.

Payments with respect to stock appreciation rights and performance units may be paid in cash, shares of our common stock or a combination of cash and shares as determined by the Compensation Committee. No participant may receive awards of performance units relating to more than 25,000 shares in any year under this plan.

Termination of Employment, Fundamental Changes, and Forfeiture

Upon termination of a participant's employment due to death or disability, any options or stock appreciation rights not expired or otherwise terminated become exercisable in full for a period of one year, unless the participant was not continuously employed by us or one of our affiliates from the date of grant until termination of employment, or three months prior to termination of employment in the case of a participant's death. If a participant's employment terminates for any reason other than death, disability or cause (as discussed below), any currently outstanding option or stock appreciation right will remain exercisable, but only to the extent it may be exercised, for a period of three months following the participant's termination of employment, unless provided otherwise in the agreement. However, in no event will an option or stock appreciation right be exercisable subsequent to its scheduled expiration date as set forth in the applicable award agreement.

Upon termination of a participant's employment due to death or disability during a performance cycle or as otherwise provided by the Compensation Committee or award agreement, a participant eligible for performance units is entitled to receive a pro rata payment with respect to such performance units to the extent any performance measures were satisfied. The pro rata payment with respect to the performance units is based on the amount of time the participant was employed during the performance cycle. Upon a termination of a participant's employment due to death or disability or as otherwise provided by the Compensation Committee or award agreement, a participant is entitled to have restricted stock vest on a pro rata basis, based on the amount of time the participant was employed by us during the scheduled vesting period.

If an employee is terminated for cause (as defined in the 2008 Omnibus Stock Plan) all awards granted to such employee terminate immediately.

The Compensation Committee may provide for the lapse of restrictions on restricted stock, stock appreciation rights and other awards or acceleration of the term with respect to which the achievement of performance targets for performance units is determined upon: (i) the occurrence of an Event (as defined in the plan); (ii) other fundamental changes in our corporate structure; or (iii) such other events as the Compensation Committee may determine. The 2008 Omnibus Stock Plan provides that the Compensation Committee may declare each outstanding option or stock appreciation right, whether or not exercisable, cancelled upon a fundamental change in exchange for a cash payment. Upon this declaration, any options and stock appreciation rights not currently exercisable become fully vested.

Unless the applicable agreement states otherwise, the Compensation Committee may cancel, rescind, suspend or otherwise limit or restrict any unexpired, unvested, unpaid or deferred awards upon the occurrence of any of the following: (i) a participant's unauthorized competition with us or any of our affiliates; (ii) the unauthorized disclosure by the participant of any of our or our affiliates' material proprietary or confidential information; (iii) a participant's termination of employment for cause; and (iv) any other conduct that the Compensation Committee determines to be detrimental to us or any of our affiliates. Further, if a participant engages in any such conduct within a twelve-month period before or after termination of employment, the Compensation Committee may rescind the exercise of an award by the participant, requiring the participant to forfeit any cash and/or shares received in connection with the rescinded transaction.

Adjustments, Modifications, Termination

The 2008 Omnibus Stock Plan gives the Compensation Committee discretion to amend the terms and conditions of any outstanding award agreement; however, no modifications may be made which materially and adversely affect any right acquired by a participant unless otherwise agreed to by the affected participant. Except in the case of certain adjustments for changes in our capitalization, in no event may an option or stock appreciation right be amended to decrease its exercise price per share or be cancelled in connection with the grant of a new option or stock appreciation right with a lower exercise price. Further, our by-laws currently provide that neither the board nor a board committee may reprice options already issued and outstanding without prior approval of our shareholders. Otherwise, our board of directors may, at any time, terminate, suspend or modify the 2008 Omnibus Stock Plan, except that amendments to the plan will be submitted to our shareholders for approval if the rules of The NASDAQ Global Select Market or applicable laws or regulations require shareholder approval of such amendment.

Non-Employee Director Options

Agreements

The 2008 Omnibus Stock Plan provides that all options granted under the plan be subject to agreements governing the terms and conditions of the awards. Such agreements will be entered into by the non-employee directors and us on or after the time the options are granted. Any shares of common stock subject to an option under the 2008 Omnibus Stock Plan that are not used because the terms and conditions of the option are not met may be reallocated under the plan as though they had not previously been awarded.

Types of Awards

Two types of options are automatically granted under the terms of the 2008 Omnibus Stock Plan: initial non-employee director options and annual non-employee director options.

Initial Non-Employee Director Options

Each non-employee director first elected or appointed to the board on or after our January 2008 Annual Meeting is entitled to receive a single option grant, on the date such director first becomes a director, to purchase 20,000 shares of our common stock.

Subject to the prior expiration of an initial non-employee director option as described below, these options vest and become exercisable six months after the date of grant. Upon the occurrence of an Event (as defined in the 2008 Omnibus Stock Plan) or the death of a non-employee director, certain initial non-employee director options held by such individual or his or her legal representative that were not previously exercisable shall become immediately exercisable in full.

Annual Non-Employee Directors Options

For each Annual Meeting of Shareholders during the term of the 2008 Omnibus Stock Plan, beginning with our January 2008 Annual Meeting, each individual serving as our non-employee director immediately following such annual meeting shall be granted, by virtue of serving as our non-employee director, a non-statutory stock option to purchase 7,500 shares of our common stock. Such annual non-employee directors' options shall be deemed to be granted to each non-employee director immediately after such annual meeting and shall be granted regardless of whether or not such non-employee director previously received, or simultaneously receives, an initial non-employee director option. Initial non-employee director options and annual non-employee director options together are hereinafter sometimes referred to as "non-employee director options."

Annual non-employee director options shall vest and become exercisable on the January 1st following the date of grant. Each such option, to the extent exercisable, shall be exercisable in whole or in part.

Upon the occurrence of an Event or the death of a non-employee director, grants of annual non-employee director options held by such individual or his or her legal representative that were not previously exercisable shall become immediately exercisable in full.

Termination of Non-Employee Director Options

Each non-employee director option granted pursuant to the 2008 Omnibus Stock Plan and all rights to purchase common stock thereunder shall terminate on the earliest of:

(i) ten years after the date such option is granted;

(ii) the expiration of the period specified in the agreement after the death or permanent disability of a non-employee director;

(iii) the date, if any, fixed for cancellation pursuant to the 2008 Omnibus Stock Plan (e.g., in the event of a dissolution, liquidation or merger, etc.); or

(iv) 90 days after the date the non-employee director ceases to be our director; provided, however, that the option shall be exercisable during this 90-day period only to the extent that the option was exercisable as of the date the person ceases to be a non-employee director, unless the cessation results from the director's death or permanent disability. Notwithstanding the preceding sentence, if a non-employee director who resigns or whose term expires then becomes our consultant or employee within 90 days of such resignation or term expiration, the non-employee director options of such person shall continue in full force and effect.

In no event shall such option be exercisable at any time after its original expiration date. When an option is no longer exercisable, it shall be deemed to have lapsed or terminated and will no longer be outstanding.

Purchase Price and Exercise of Non-Employee Director Options

All non-employee director options granted pursuant to the 2008 Omnibus Stock Plan are non-statutory stock options and the price per share of common stock subject to a non-employee director option is 100 percent of the fair market value of our common stock on the date of grant as defined in the 2008 Omnibus Stock Plan.

A non-employee director option may be exercised in whole or in part by delivery of a written notice of exercise accompanied by payment in full of the exercise price in cash, in shares of previously acquired common stock having a fair market value at the time of exercise equal to the exercise price or a combination thereof.

During the lifetime of a non-employee director, only the non-employee director or his or her guardian or legal representative may exercise the option. An option may be assignable or transferable by the non-employee director to the extent authorized by the Compensation Committee. An option may be exercised after the death or permanent disability of the non-employee director by such individual's successors, but only within the period specified in the agreement relating to such non-employee director options.

Other Awards

The Compensation Committee, in its discretion, may grant options or other awards to a non-employee director, but only in substitution for non-employee director options held by that director.

Adjustments, Modifications, Termination

The Compensation Committee may provide for the accelerated exercisability of non-employee director options in the event of a fundamental change of FSI, or other changes in our corporate structure, or such other events as the Compensation Committee may determine. The Compensation Committee may also provide that certain awards may be exercised in certain events after the termination of services of the non-employee director or the death of the recipient.

In addition, the termination of a non-employee director's award may be delayed in the event that the non-employee director enters into a consulting or other advisory role with us which may, in some cases, involve entering into a non-compete agreement with us.

Federal Tax Considerations

We have been advised by our counsel that awards made under the 2008 Omnibus Stock Plan generally will result in the following tax events for United States citizens under current United States federal income tax laws:

Restricted and Unrestricted Stock

Unless the participant files an election to be taxed under Section 83(b) of the Internal Revenue Code, (a) the participant will not realize income upon the grant of restricted stock, (b) the participant will realize ordinary income, and we will be entitled to a corresponding deduction, when the restrictions have been removed or expire, and (c) the amount of such ordinary income and deduction will be the fair market value of the restricted stock on the date the restrictions are removed or expire. If the recipient files an election to be taxed under Section 83(b) of the Internal Revenue Code, the tax consequences to the participant and us will be determined as of the date of the grant of the restricted stock rather than as of the date of the removal or expiration of the restrictions.

With respect to awards of unrestricted stock, (a) the participant will realize ordinary income and we will be entitled to a corresponding deduction upon the grant of the unrestricted stock and (b) the amount of such ordinary income and deduction will be the fair market value of such unrestricted stock on the date of grant.

When the participant disposes of restricted or unrestricted stock, the difference between the amount received upon such disposition and the fair market value of such shares on the date the recipient realizes ordinary income will be treated as a capital gain or loss.

Incentive Stock Options

No taxable income to a participant will be realized, and we will not be entitled to any related deduction, at the time any incentive stock option is granted under the 2008 Omnibus Stock Plan. If certain statutory employment and holding period conditions are satisfied before the participant disposes of shares acquired pursuant to the exercise of such an option, then no taxable income will result upon the exercise of such option and we will not be entitled to any deduction in connection with such exercise. Upon disposition of the shares after expiration of the statutory holding periods, any gain or loss realized by a recipient will be a capital gain or loss. We will not be entitled to a deduction with respect to a disposition of the shares by a participant after the expiration of the statutory holding periods.

Except in the event of death, if shares acquired by a participant upon the exercise of an incentive stock option are disposed of by such participant before the expiration of the statutory holding periods (a "disqualifying disposition"), such participant will be considered to have realized as compensation, taxable as ordinary income in the year of disposition, an amount, not exceeding the gain realized on such disposition, equal to the difference between the exercise price and the fair market value of the shares on the date of exercise of the option. We will be entitled to a deduction at the same time and in the same amount as the participant is deemed to have realized ordinary income. Any gain realized on the disposition in excess of the amount treated as compensation will constitute capital gain and any loss realized on the disposition will constitute capital loss. If the participant pays the option price with shares that were originally acquired pursuant to the exercise of an incentive stock option and the statutory holding periods for such shares have not been met, the participant will be treated as having made a disqualifying disposition of such shares, and the tax consequences of such disqualifying disposition will be as described above.

The foregoing discussion applies only for regular tax purposes. For alternative minimum tax purposes an incentive stock option will be treated as if it were a non-statutory stock option, the tax consequences of which are discussed below.

Non-statutory Stock Options

A participant will realize no taxable income, and we will not be entitled to any related deduction, at the time any non-statutory stock option is granted under the 2008 Omnibus Stock Plan. At the time shares are transferred to the participant pursuant to the exercise of a non-statutory stock option, the participant will realize ordinary income, and we will be entitled to a deduction, equal to the excess of the fair market value of the stock on the date of exercise over the option price. Upon disposition of the shares, any additional gain or loss realized by the participant will be taxed as a capital gain or loss.

Stock Appreciation Rights and Performance Units

Generally (a) the participant will not realize income upon the grant of a stock appreciation right or performance unit award, (b) the participant will realize ordinary income, and we will be entitled to a corresponding deduction, in the year cash, shares of common stock or a combination of cash and shares are delivered to the participant upon exercise of a stock appreciation right or in payment of the performance unit award, and (c) the amount of such ordinary income and deduction will be the amount of cash received plus the fair market value of the shares of common stock received on the date they are received. The federal income tax consequences of a disposition of unrestricted shares received by the participant upon exercise of a stock appreciation right or in payment of a performance unit award are the same as described above with respect to a disposition of unrestricted shares.

Withholding

The 2008 Omnibus Stock Plan permits us to withhold from cash awards, and to require a participant receiving common stock under the 2008 Omnibus Plan to pay us in cash, an amount sufficient to cover the minimum statutory withholding taxes. In lieu of cash, the Compensation Committee may permit a participant to cover withholding obligations through a reduction in the number of shares delivered to such participant or a surrender to us of shares currently owned by the participant.

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PROPOSAL TO AMEND THE FSI EMPLOYEES STOCK PURCHASE PLAN
(Proposal 3)

Our board of directors recently approved an amendment to our Employees Stock Purchase Plan, as amended, increasing the number of shares reserved for issuance under the plan by 1,000,000 shares for a total of 4,800,000 shares reserved for issuance. The board took this action to enable us to continue to offer our employees the opportunity to realize stock appreciation and facilitate stock ownership in FSI. Our shareholders are being asked to approve this amendment at the meeting.

If approved by our shareholders at the Annual Meeting, we intend to file a registration statement with the Securities and Exchange Commission covering the shares issuable under our Employees Stock Purchase Plan.

Purpose

The purpose of the Employees Stock Purchase Plan is to permit eligible employees (including officers) to purchase our common stock through payroll deductions at a specified percentage of our common stock's fair market value. The plan is an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended.

Adoption of the Stock Plan and Prior Amendments

In fiscal 1990, we adopted the Employees Stock Purchase Plan and reserved 100,000 shares of common stock for issuance thereunder. Pursuant to amendments previously approved by our shareholders, the number of shares of common stock available for distribution has been previously increased to 4,300,000.

Administration

The Employees Stock Purchase Plan is periodically reviewed by the Compensation Committee of the board (acting as the "Stock Plan Committee"). No person may participate in the Employees Stock Purchase Plan while serving as a member of the Stock Plan Committee. Subject to the express provisions of the plan, the Compensation Committee, by majority action, is authorized to interpret, prescribe, amend and rescind rules relating to the Employees Stock Purchase Plan, and to make all other determinations necessary or advisable for administration of the plan.

Eligibility and Number of Shares

As of November 23, 2009, the total number of shares of our common stock available for distribution under the Employees Stock Purchase Plan was 526,764, subject to appropriate adjustments by the Stock Plan Committee in the event of certain changes in the outstanding shares of common stock by reason of a stock dividend, stock split, combination, recapitalization or reclassification. If this proposed amendment is approved by our shareholders at the Annual Meeting, an additional 1,000,000 shares of common stock will be available for distribution under the plan (subject to adjustments as described above). Shares delivered pursuant to the plan shall be newly issued shares of our common stock.

Any of our employees or the employees of our designated subsidiaries (including officers and any directors who are also employees) is eligible to participate in the Employees Stock Purchase Plan so long as such employee was employed on the fifteenth day of the month immediately preceding the first day of a stock purchase period (January 1st or July 1st) under the plan.

No eligible employee may be granted the right to purchase common stock under, or otherwise participate in, the Employees Stock Purchase Plan if after the purchase such employee would own (or have the right to purchase) our stock possessing five percent or more of the total combined voting power or value of all of our classes of stock.

As of November 23, 2009, approximately 250 employees were eligible to participate in the Employees Stock Purchase Plan.

Participation

An eligible employee who elects to participate in the Employees Stock Purchase Plan may contribute funds for the purchase of common stock under the plan by electing to direct his or her employer to withhold from one to ten percent of that employee's "base earnings" (as defined in the plan).

A participant may elect to reduce (but not increase) the rate of withholding or to make no further deductions as set forth in greater detail in the Employees Stock Purchase Plan. Amounts withheld are held by the participant's employer until the end of the applicable stock purchase period (January 1 to June 30 and July 1 to December 31) and are automatically applied to purchase our common stock unless the participant elects in writing to receive a refund pursuant to rules adopted by the Stock Plan Committee and as set forth in the plan.

Purchase of Stock

Amounts withheld, which are not otherwise refunded, from a participant in the Employees Stock Purchase Plan are used to purchase our common stock as of the last business day of the stock purchase period at a price equal to 85 percent of the lesser of the fair market value (as defined in the plan) of a share of common stock on either the first or last business day of the stock purchase period. All amounts so withheld are used to purchase the largest number of shares, including fractional shares, of common stock purchasable with such amount, unless the participant has properly notified the Stock Plan Committee in advance that he or she elects to have less than the entire amount contributed by such participant used to purchase shares in the plan or to receive the entire amount in cash.

As soon as practicable after the close of the stock purchase period, we are required to issue to an agent on behalf of all participants in the Employees Stock Purchase Plan a single certificate representing the respective shares of common stock purchased under the plan, at which time participants shall have privileges as shareholders with respect to such shares.

No participant in the Employees Stock Purchase Plan may purchase common stock under the plan and all of our other employee stock purchase plans and any subsidiaries at a rate in excess of $25,000 of the fair market value of such stock (determined at the time the option to purchase stock is granted) for the calendar year in which any such option to purchase stock granted to such participant is outstanding at any time.

Death, Disability, Retirement or Other Termination of Employment

No shares of common stock may be purchased by a participant with respect to a stock purchase period if the participant's employment terminates more than three months prior to the end of such stock purchase period. Any amount withheld from or otherwise contributed by such a participant during the stock purchase period is repaid to the participant with interest due, if any. If a participant dies at any time during a stock purchase period, any amount withheld from or otherwise contributed by such a participant is repaid to the participant's personal beneficiary with interest due, if any.

Rights Not Transferable

The rights of a participant in the Employees Stock Purchase Plan are exercisable only by the participant during his or her lifetime. No right or interest of any participant in the plan is assumable, transferable or subject to any lien, directly or indirectly, by operation of law or otherwise.

Amendment or Modification

Our board of directors may at any time terminate, amend or modify the Employees Stock Purchase Plan, provided that approval by our shareholders is required to (i) increase the total amount of common stock awarded under the plan (except for adjustments in the outstanding shares of common stock by reason of a stock dividend or split, combination, recapitalization or reclassification), (ii) change the class of employees eligible to participate in the plan, (iii) withdraw the administration of the plan from the Stock Plan Committee, (iv) permit any member of the Stock Plan Committee to be eligible to participate in the plan, or (v) extend the duration of the plan.

Federal Tax Considerations

Payroll deductions under the Employees Stock Purchase Plan are made after taxes. Participants do not recognize any additional income as a result of participation in the Employees Stock Purchase Plan until the disposal of shares of common stock acquired under the plan or the death of the participant. Participants who hold their shares of common stock for more than eighteen months or die while holding their shares of common stock will recognize ordinary income in the year of disposition or death equal to the lesser of: (a) the excess of the fair market value of the shares of common stock on the date of disposition or death over the purchase price paid by the participant; or (b) 15% of the fair market value of the shares of common stock on the first day of the purchase period as of which the shares were purchased. If the eighteen month holding period has been satisfied when the participant sells the shares of common stock or if the participant dies while holding the shares of common stock, we will not be entitled to any deduction in connection with the disposition of such shares by the participant.

Participants who dispose of their shares of common stock within eighteen months after the shares of common stock were purchased will be considered to have realized ordinary income in the year of disposition in an amount equal to the excess of the fair market value of the shares of common stock on the date they were purchased by the participant over the purchase price paid by the participant. If such dispositions occur, we generally will be entitled to a deduction at the same time and in the same amount as the participants who make those dispositions are deemed to have realized ordinary income.

Participants will have a basis in their shares of common stock equal to the purchase price of their shares of common stock plus any amount that must be treated as ordinary income at the time of disposition of the shares of common stock, as explained above. Any additional gain or loss realized on the disposition of shares of common stock acquired under the Employees Stock Purchase Plan will be capital gain or loss.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT TO OUR EMPLOYEES STOCK PURCHASE PLAN

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RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Proposal 4)

Our Audit and Finance Committee has selected KPMG LLP as our registered public accounting firm, to audit the consolidated financial statements of the Company for the fiscal year ending August 28, 2010 and recommends that the shareholders ratify such selection. Shareholder ratification of the selection of KPMG LLP as our registered public accounting firm is not required by our Articles of Incorporation or otherwise. However, our board is submitting the selection of KPMG LLP as our registered public accounting firm to our shareholders for ratification as a matter of good corporate practice. If our shareholders fail to ratify the selection, our Audit and Finance Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, our Audit and Finance Committee in its discretion may direct the appointment of different independent auditors at any time during the year if our Audit and Finance Committee determines that such a change would be in our and our shareholders best interests. Representatives of KPMG LLP will be present at the Annual Meeting of Shareholders, will have the opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

KPMG LLP has audited the Company's consolidated financial statements since fiscal 1984.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF KPMG LLP AS OUR REGISTERED PUPLIC ACCOUNTING FIRM

SHAREHOLDER PROPOSALS AND OTHER MATTERS

Shareholder proposals intended to be considered at the Annual Meeting of Shareholders for the fiscal year ended August 28, 2010 and desired to be included in the proxy statement for the meeting must be received by us no later than August 15, 2010 and comply with certain rules and regulations promulgated by the Securities and Exchange Commission. A shareholder who may be interested in submitting such a proposal is advised to contact legal counsel familiar with the detailed requirements of the applicable rules and regulations. Under our by-laws, if a shareholder intends to propose an item of business to be presented at next year's Annual Meeting of Shareholders, that shareholder is required to give notice of the proposal to us and such notice must be received by us at our principal executive office no later than 90 days before the first anniversary of this year's meeting date, unless next year's meeting is more than 30 days before or after such anniversary, in which case notice must be received not less than 90 days in advance or, if later, within ten days of the first public announcement of the meeting date. The proposals also must comply with all applicable statutes and regulations.

ANNUAL REPORTS

Our annual report to shareholders for fiscal 2009, which report includes our Annual Report on Form 10-K for the fiscal year ended August 29, 2009, is available online at http://www.yearlyproxy.com/2009proxyar.pdf and will be sent to any shareholder, without charge, upon written request. Except as expressly provided in our Annual Report on Form 10-K, our annual report to shareholders is not to be deemed a part of the proxy solicitation material and is not incorporated herein by reference.

By Order of the Board of Directors



Benno G. Sand
Executive Vice President, Business Development
Investor Relations and Secretary

Corporate Information:

Corporate Headquarters:
FSI International, Inc.
3455 Lyman Boulevard
Chaska, Minnesota 55318-3052
Phone: 952.448.5440
Fax: 952.448.2825
Web Address:
http://www.fsi-intl.com

United States:
Chaska, Minnesota
Allen, Texas

International:
France
Germany
Israel
Italy
Japan (Apprecia Technology, Inc.)
Korea
Peoples Republic of China
Singapore
Taiwan
The Netherlands
United Kingdom

Shareholder Inquiries:
Investors seeking financial publications or wishing to be placed on the Company's mailing list of investors may call: 952.448.8922.

Annual Meeting:
All shareholders and other interested parties are invited to attend the Company's annual meeting scheduled for January 20, 2010, beginning 3:30 p.m. CST at FSI International, Inc. 3455 Lyman Boulevard, Chaska, Minnesota.

Independent Auditors:
KPMG LLP
Minneapolis, Minnesota

Registrar and Transfer Agent:
Computershare Investor Services, LLC
P.O. Box 43078,
Providence, RI 02940-3078
Phone: 312.360.5324
E-mail:
web.queries@computershare.com

Stock Listing:
NASDAQ Global Market[SM]
Symbol: FSII

Directors and Officers:

Board of Directors:
James A. Bernards
President,
Facilitation, Inc.

Terrence W. Glarner
President,
West Concord Ventures, Inc.

Willem D. Maris
President and
Chief Executive Officer,
ASM Lithography N.V. (retired)

Donald S. Mitchell
Chairman, President and
Chief Executive Officer,
FSI International, Inc.

David V. Smith
Chief Executive Officer,
GlobiTech Holding Company (retired)

Corporate Officers:
John C. Ely
Vice President,
Global Sales/Marketing/Services

Patricia M. Hollister
Chief Financial Officer and
Assistant Secretary

Donald S. Mitchell
Chairman, President and
Chief Executive Officer

Benno G. Sand
Executive Vice President,
Business Development,
Investor Relations and Secretary

Forward-looking Statements:
Certain statements contained in this document constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by that statute. Such forward-looking statements are based upon current expectations and beliefs and involve numerous risks and uncertainties, both known and unknown, that could cause actual events or results to differ materially from these forward-looking statements. For a discussion of factors that could cause actual results to differ materially from those described in this shareholders' letter, see the discussion of risk factors set forth in Item I.A. of the 10-K, included with this report. Typically we identify forward-looking statements by terminology such as "expects," "anticipates," "intends," "may," "should," "plans," "believes," "seeks," "estimates," "could," "would" or the negative of such terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained in the 2009 Letter to Shareholders and Proxy are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no duty to update any of the forward-looking statements after the date of this document.